Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
AMONG
GORES ENT HOLDINGS, INC.,
ENT ACQUISITION CORP.
AND
ENTERASYS NETWORKS, INC.

Dated as of November 11, 2005

Section 1 THE MERGER		1
1.1	The Merger	1
1.2	Closing	1
1.3	Effective Time	2
1.4	Directors and Officers of the Surviving Corporation	2
1.5	Subsequent Actions	2
1.6	Forward Merger Structure Option	2
Section 2 CONVERSION OF SECURITIES		3
2.1	Conversion of Capital Stock	3
2.2	Exchange of Certificates	3
2.3	Dissenting Shares	4
2.4	The Company Option Plans	5
2.5	Withholding	5
2.6	Transfer Taxes	5
Section 3 REPRESENTATIONS AND WARRANTIES OF COMPANY		5
3.1	Organization and Qualification	6
3.2	Authority	6
3.3	Capitalization	7
3.4	Company Subsidiaries	8
3.5	SEC Reports	9
3.6	Financial Statements	9
3.7	Absence of Undisclosed Liabilities	9
3.8	Absence of Adverse Changes	10
3.9	Compliance with Laws	10
3.10	Claims, Actions and Proceedings	10
3.11	Contracts and Other Agreements	11
3.12	Intellectual Property	12
3.13	Real Property; Title to Assets	13
3.14	Insurance	13
3.15	Commercial Relationships	14
3.16	Tax Matters	14
3.17	Employee Benefit Plans	16
3.18	Employee Relations	17
3.19	Environmental Matters	18
3.20	No Breach	19
3.21	Board Approvals; Anti-Takeover; Vote Required	19
3.22	Financial Advisor	20
3.23	Information in the Proxy Statement	20
3.24	Affiliate Transactions	21
3.25	Indebtedness	21
3.26	Works Councils	21
Section 4 REPRESENTATIONS AND WARRANTIES OF PARENT		21
4.1	Organization	21
4.2	Authority to Execute and Perform Agreement	21
4.3	No Conflict; Required Filings and Consents	22
4.4	Information in the Proxy Statement	22
4.5	Sub	22

i

4.6	Ownership of Company Common Stock	22
4.7	Litigation	22
4.8	Financing	22
Section 5 CONDUCT OF BUSINESS; NO SOLICITATION; EMPLOYEES		23
5.1	Conduct of Business	23
5.2	No Solicitation	25
5.3	WARN Act	27
5.4	Employee Matters	28
Section 6 ADDITIONAL AGREEMENTS		28
6.1	Proxy Statement	28
6.2	Meeting of Stockholders of the Company	29
6.3	Access to Information	29
6.4	Public Disclosure	30
6.5	Regulatory Filings; Reasonable Efforts	30
6.6	Notification of Certain Matters	31
6.7	Director’s and Officers Indemnification and Insurance	32
6.8	New York Stock Exchange	32
6.9	Officers and Directors of Company Subsidiaries	32
6.10	Cooperation	32
6.11	Tax Matters	33
6.12	Organizational Documents of Company Subsidiaries	33
6.13	Material Software	33
Section 7 CONDITIONS PRECEDENT TO THE OBLIGATION OF THE PARTIES TO CONSUMMATE THE MERGER		33
7.1	Conditions to Obligations of Each Party to Effect the Merger	33
7.2	Additional Conditions to the Obligations of Parent and Sub	33
7.3	Additional Conditions to the Obligations of the Company	34
Section 8 TERMINATION, AMENDMENT AND WAIVER		35
8.1	Termination	35
8.2	Effect of Termination	36
8.3	Fees and Expenses	37
8.4	Amendment	37
8.5	Waiver	38
Section 9 MISCELLANEOUS		38
9.1	No Survival	38
9.2	Notices	38
9.3	Entire Agreement	39
9.4	Governing Law	39
9.5	Binding Effect; No Assignment; No Third-Party Beneficiaries	39
9.6	Section Headings	39
9.7	Counterparts; Facsimile Signatures	39
9.8	Severability	39
9.9	Submission to Jurisdiction; Waiver	39
9.10	Enforcement	40
9.11	Rules of Construction; Certain Definitions	40
9.12	No Waiver; Remedies Cumulative	40
9.13	Assumption of Andover Lease	40

Disclosure Schedules

Section 3.3	Capitalization
Section 3.4	Company Subsidiaries
Section 3.6	Financial Statements
Section 3.7	Absence of Undisclosed Liabilities
Section 3.8	Absence of Adverse Changes
Section 3.10	Claims, Actions and Proceedings
Section 3.11	Contracts and Other Agreements
Section 3.12	Intellectual Property
Section 3.13	Real Property
Section 3.14	Insurance
Section 3.15	Commercial Relationships
Section 3.16	Tax Matters
Section 3.17	Employee Benefit Plans
Section 3.18	Employee Relations
Section 3.20	No Breach
Section 3.25	Indebtedness
Section 5.1	Conduct of Business
Section 5.4(a)	Employee Matters
Section 6.11	Pre-Closing Restructuring

Index of Defined Terms

Section

Acquisition Proposal	5.2(a)
Actions	3.10
Affiliated Party	3.24(a)
Agreement	Preamble
Assignee	9.5(a)
Benefits Continuation Period	5.4(a)
Certificate of Merger	1.3
Certificates	2.2(b)
Closing	1.2
Closing Date	1.2
COBRA	3.17(e)
Code	2.5
Commitment Letters	4.8
Company	Preamble
Company 10-K	3.6
Company 10-Qs	3.6
Company Board of Directors	Recitals
Company Common Stock	Recitals
Company Disclosure Schedule	Section 3
Company Insurance Policies	3.14
Company Intellectual Property	3.12(a)
Company Material Adverse Effect	3.1(a)
Company Options	2.4(b)
Company Preferred Stock	3.3(d)
Company Rights	3.3(d)
Company Rights Agreement	3.3(d)
Company SEC Reports	3.5
Company Stockholder Approval	3.21(d)
Company Stockholders Meeting	6.2
Company Subsidiary	3.4(a)
Confidentiality Agreement	5.2(b)
Continuing Employees	5.4(a)
Contract	3.11(a)
Copyrights	3.12(f)
DGCL	Recitals
Dissenting Shares	2.3(a)
DOJ	6.5(a)
Effective Time	1.3
employee benefit plan	3.17(a)
Environmental Claims	3.19(e)
Environmental Laws	3.19(a)
ERISA	3.17(a)

Section

ESPP	2.4(c)
Exchange Act	3.3(i)
Exchange Fund	2.2(a)
Financial Statements	3.6
Foreign Plan	3.17(i)
Foreign Welfare Plan	3.17(i)
FTC	6.5(a)
GAAP	3.6
Gores	4.8
Gores Commitment Letter	4.8
Governmental Entity	9.11(b)
Hazardous Substance	3.19(b)
HSR Act	3.20
Indemnified Parties	6.7(b)
IRS	3.17(b)
knowledge of the Company	3.3(g)
Laws	3.1(a)
License Agreement	3.11(a)
Liens	3.4(a)
Marks	3.12(f)
Material Contract	3.11(a)
Merger	1.1(a)
Merger Consideration	2.1(c)
NYSE	6.4
Option Plans	2.4(c)
Owned Intellectual Property	3.12(a)
Parent	Preamble
Parent Board	8.1(a)
Parent Disclosure Schedule	Section 4
Parent Material Adverse Effect	4.1
Patents	3.12(f)
Paying Agent	2.2(a)
Permits	3.9(a)
Per Share Price	2.1(c)
person	9.11(c)
Plan	3.17(a)
Proxy Statement	3.23
Real Property	3.13(a)
Representatives	5.2(a)
Restraints	8.1(b)
Sarbanes-Oxley Act	3.6
SEC	3.5
Securities Act	3.5
Stock Option Plans	2.4(b)

v

Section

Sub	Preamble
Sub Common Stock	2.1
Subsequent Determination	5.2(c)
Superior Proposal	5.2(b)
Surviving Corporation	1.1(a)
Takeover Proposal	5.2(b)
Tax	3.16(a)
Taxable	3.16(a)
Taxes	3.16(a)
Tax Return	3.16(a)
Tax Returns	3.16(a)
Tennenbaum Commitment Letter	4.8
Termination Date	8.1(b)
Trade Secrets	3.12(f)
WARN Act	5.3
Warrants	3.3(c)
Wells Fargo	4.8
Wells Fargo Commitment Letter	4.8

AGREEMENT AND PLAN OF MERGER
      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of November 11, 2005 is among Gores ENT Holdings, Inc. (“Parent”), a Delaware corporation, ENT Acquisition Corp. (“Sub”), a newly-formed Delaware corporation and a direct wholly-owned subsidiary of Parent, and Enterasys Networks, Inc. (the “Company”), a Delaware corporation.
RECITALS
      WHEREAS, the Board of Directors of each of Parent, Sub and the Company has approved the acquisition of the Company by Parent upon the terms and subject to the conditions set forth herein;
      WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) has (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement with Parent and Sub providing for the merger of Sub with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth herein and that the consideration to be paid for each share of outstanding common stock of the Company, par value $.01 per share, including the associated Company Rights (as defined in Section 3.3(d)) (the “Company Common Stock”) in the Merger is fair to the holders of such shares of Company Common Stock, (ii) exempted the transactions contemplated by this Agreement from the provisions of Section 203 of the DGCL, and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;
      WHEREAS, the Company, Parent and Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated hereby.
      NOW, THEREFORE, in consideration of the foregoing and the respective covenants, agreements, representations and warranties set forth herein, the parties agree as follows:
      Section 1     The Merger
      1.1     The Merger.
      (a) Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3), the Company and Sub shall consummate a merger (the “Merger”) in accordance with the DGCL, pursuant to which (i) Sub shall be merged with and into the Company, and the separate corporate existence of Sub shall thereupon cease; (ii) the Company shall be the successor or surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware; (iii) the corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger; and (iv) the Company shall succeed to and assume all the rights and obligations of Sub. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.” The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.
      (b) The Certificate of Incorporation of the Surviving Corporation shall be amended and restated at the Effective Time, and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
      (c) The by-laws of Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation, except as to the name of the Surviving Corporation, until thereafter amended as provided by the DGCL, the Certificate of Incorporation of the Surviving Corporation and such by-laws.
      1.2     Closing. The closing of the Merger (the “Closing”) will take place at 9:00 a.m. (Boston time) on a date to be specified by the parties, such date to be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Section 7 capable of satisfaction prior to the Closing (the “Closing Date”), at the offices of Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110, unless another date or place is agreed to in writing by the parties hereto.
      1.3     Effective Time. At the Closing, Parent, Sub and the Company shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at the time and date on which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such later time and date as is specified in the Certificate of Merger, such time referred to herein as the “Effective Time.” Parent, Sub and the Company shall make all other filings or recordings required under the DGCL in connection with the Merger.
      1.4     Directors and Officers of the Surviving Corporation. The directors of Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and by-laws.
      1.5     Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine, or shall be advised, that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation are authorized to execute and deliver, in the name and on behalf of either the Company or Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.
      1.6     Forward Merger Structure Option.
      (a) If the Parent provides written notice to the Company on or prior to the Closing Date that it elects pursuant to this Section 1.6 for the Merger to be a merger of the Company with and into Sub rather than a merger of Sub with and into the Company, the first sentence of Section 1.1(a) shall be automatically deleted in its entirety and replaced with the following:

“Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3), the Company and Sub shall consummate a merger (the “Merger”) in accordance with the DGCL, pursuant to which (i) the Company shall be merged with and into Sub, and the separate corporate existence of the Company shall thereupon cease; (ii) Sub shall be the successor or surviving corporation in the Merger and shall continue to be governed by the laws of the State of Delaware; (iii) the corporate existence of Sub with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger; and (iv) Sub shall succeed to and assume all the rights and obligations of the Company.”
      (b) The provision of the written notice described in Section 1.6(a) shall be deemed for all purposes hereunder to be a written waiver by Parent and Sub of all inaccuracies in representations and warranties contained herein, all breaches of covenants or agreement contained herein and all failures of conditions to closing contained herein to be met, in each case to the extent such inaccuracy, breach or failure would result from the change to Section 1.1(a) set forth in Section 1.6(a).

      Section 2     Conversion of Securities
      2.1     Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of Company Common Stock or any shares of common stock of Sub (“Sub Common Stock”):

(a) Sub Common Stock. Each issued and outstanding share of Sub Common Stock shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock; Parent-Owned Stock and Preferred Stock. All shares of Company Common Stock that are owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent or Sub shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Any shares of Preferred Stock issued and outstanding as of the Effective Time shall be cancelled and no consideration shall be payable therefor.

(c) Conversion of Shares of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares of Company Common Stock to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares (as defined in Section 2.3)), together with the related Company Right (as defined below) issued pursuant to the Company Rights Plan (as defined below), shall be converted into the right to receive $13.92 in cash (the “Per Share Price”), payable to the holder thereof without interest (the “Merger Consideration”). From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor, without interest thereon, upon the surrender of such certificate in accordance with Section 2.2. The Per Share Price shall be appropriately adjusted for any stock dividend, stock split or like transaction affecting the Company Common Stock prior to the Effective Time.
      2.2     Exchange of Certificates.
      (a) Paying Agent. Parent shall designate a bank or trust company to act as paying agent for the holders of shares of Company Common Stock in connection with the Merger (the “Paying Agent”) and to receive the funds to which holders of shares of Company Common Stock will become entitled pursuant to Section 2.1(c). At or prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to, provide to the Paying Agent cash necessary to pay for the shares of Company Common Stock converted into the right to receive the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). If for any reason the Exchange Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled under Section 2.1(c), Parent shall, or shall cause the Surviving Corporation to, promptly deposit additional cash with the Paying Agent sufficient to make all payments of Merger Consideration, and Parent and the Surviving Corporation shall in any event be liable for payment thereof.
      (b) Exchange Procedures. Promptly after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”), whose shares were converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify); and (ii) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal and such other customary documents as may be required pursuant to such instructions, duly executed and properly completed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate, after giving effect to any tax withholding that may be required by applicable law, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2, without interest thereon, and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation.
      (c) Transfer Books; No Further Ownership Rights in Shares of Company Common Stock. At the Effective Time, the stock transfer books of the Company will be closed and thereafter there will be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2.
      (d) Termination of Exchange Fund; No Liability. At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed (or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures) to holders of Certificates, and thereafter such holders shall be entitled to look only to the Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
      (e) Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto.
      2.3     Dissenting Shares.
      (a) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders of shares of Company Common Stock who have not voted in favor of or consented to the Merger and who have properly demanded and perfected their rights to be paid the fair value of such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or shall effectively waive, withdraw or lose such holder’s rights under Section 262 of the DGCL, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration, as set forth in Section 2.1 of this Agreement, without any interest thereon.
      (b) The Company shall give Parent (i) prompt notice of any appraisal demands received by the Company, withdrawals thereof and any other instruments served pursuant to Section 262 of the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent or as otherwise required by applicable law, make any payment with respect to any such exercise of appraisal rights or offer to settle or settle any such rights.

      2.4     The Company Option Plans.
      (a) Prior to the Effective Time, the Company Board of Directors (or the appropriate committee of the Company Board of Directors) shall adopt such resolutions or shall take such other actions as are required to approve the measures contemplated by this Section 2.4. The Company shall use reasonable efforts to obtain any necessary consents of the holders of Company Options to effect this Section 2.4.
      (b) The Company shall use reasonable efforts to ensure that, at the Effective Time, each outstanding option to acquire shares of Company Common Stock (“Company Options”) granted under the Company’s 2004 Equity Incentive Plan, 2002 Stock Option Plan for Eligible Executives, 2001 Equity Incentive Plan, and 1998 Equity Incentive Plan (collectively, the “Stock Option Plans”), without regard to the extent then vested or exercisable, shall terminate or be cancelled. In lieu of the exercise of any vested Company Option prior to the Effective Time, the holder thereof may elect to receive a cash payment from the Company or the Surviving Corporation in an amount equal to the product of (x) the excess, if any, of the Per Share Price over the exercise price of each such Company Option and (y) the number of shares of Company Common Stock subject to the vested portion of such option to the extent not previously exercised (such payment, if any, to be net of applicable Taxes withheld pursuant to Section 2.5).
      (c) The Company shall take any and all actions with respect to the 2002 Employee Stock Purchase Plan (the “ESPP” and together with the Stock Option Plans, the “Option Plans”) as are necessary to (i) terminate the ESPP immediately prior to the Effective Time, (ii) terminate all further contributions, through payroll deductions or otherwise, under the ESPP, (iii) cancel each “Option” (as such term is defined in the ESPP) under the ESPP and return the balances in the withholding accounts of the participants in the ESPP pursuant to Section 16 of the ESPP and (iv) ensure that there are no outstanding rights of participants under the ESPP following the Effective Time.
      (d) As of the Effective Time, the Option Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be cancelled.
      (e) The Company shall use reasonable efforts to effectuate the foregoing, including, but not limited to, sending out the requisite notices and obtaining all consents necessary to cash out and cancel all Company Options or to ensure that, after the Effective Time, no person shall have any right under the Option Plans, except as set forth herein.
      2.5     Withholding. Each of Parent and Surviving Corporation is entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock or Company Options such amounts as are required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of Tax (as defined in Section 3.16) law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.
      2.6     Transfer Taxes. If payment of the Merger Consideration payable to a holder of shares of Company Common Stock pursuant to the Merger is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the issuance to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.
      Section 3     Representations and Warranties of Company
      Except as set forth in the disclosure schedule delivered by the Company to Parent on the date hereof (the “Company Disclosure Schedule”) the section numbers of which are numbered to correspond to the section numbers of this Agreement to which they refer, the Company hereby makes the representations and warranties set forth in this Section 3 to Parent and Sub. Any information set forth in one section of the Company Disclosure Schedule will be deemed to apply to each other section or subsection of this Agreement to which its relevance is reasonably apparent, and notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has or is reasonably likely to have a Company Material Adverse Effect.
      3.1     Organization and Qualification.
      (a) Each of the Company and each Company Subsidiary (as defined in Section 3.4(a)) is a corporation or other legal entity duly organized, validly existing and in good standing under the federal, state, local or foreign laws, statutes, regulations, rules, ordinances and judgments, decrees, orders, writs and injunctions, of any court or Governmental Entity (collectively, “Laws”) of its jurisdiction of organization and has the requisite corporate or similar power and authority to own, lease and operate its assets it purports to own and to carry on its business as now being and as heretofore conducted or as presently proposed to be conducted. Each of the Company and each Company Subsidiary is qualified or otherwise authorized to transact business as a foreign corporation or other organization in all jurisdictions in which such qualification or authorization is required by Law, except for jurisdictions in which the failure to be so qualified or authorized has not had and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. “Company Material Adverse Effect” shall mean (i) a material adverse effect on the assets, liabilities, properties, business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole provided, that effects resulting primarily from any of the following shall be disregarded when determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: (i) (A) the economy or securities markets of the United States in general, (B) conditions affecting the industries in which the Company and the Company Subsidiaries operate, in each case, which do not affect the Company and the Company Subsidiaries, taken as a whole, to a materially disproportionate degree relative to the companies in such industries, (C) changes in generally accepted accounting principles, (D) the announcement of this Agreement and the transactions contemplated hereby (including without limitation the resignation of employment of any officer listed on Schedule 3.1 resulting in whole or in part therefrom and any adverse impact on the Company’s assets, liabilities, properties, business results of operation or financial condition resulting from such resignation of employment) or (E) changes in laws of general applicability or interpretations thereof by courts or governmental entities, or (ii) an effect that prevents or materially delays the Company’s ability to consummate the transactions contemplated hereby.
      (b) The Company has made available to Parent true, correct and complete copies of the Certificate of Incorporation and by-laws, or other organizational documents, of the Company as presently in effect, and none of the Company or any Company Subsidiary is in default in the performance, observation or fulfillment of its charter, by-laws or other organizational documents.
      3.2     Authority.
      (a) The Company has all necessary corporate power and authority to enter into, execute and deliver this Agreement and each instrument required hereby to be executed and delivered by it at the Closing and the transactions contemplated hereby, and, subject in the case of consummation of the Merger to the adoption of this Agreement by the holders of Company Common Stock, to perform its obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each instrument required hereby to be executed and delivered by it at the Closing by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than adoption of this Agreement by the holders of Company Common Stock and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
      3.3     Capitalization.
      (a) The Company is authorized to issue 60,000,000 shares of Common Stock, par value $.01 per share, of which, as of November 2, 2005, 27,329,238 shares were issued and outstanding and no shares were held in the treasury of the Company. All of the issued and outstanding shares of such Company Common Stock are duly authorized, validly issued, fully paid, nonassessable. None of the outstanding shares of Company Common Stock have been issued in violation of any federal or state securities laws.
      (b) The Company has reserved 4,586,418 shares of Company Common Stock for issuance pursuant to all of the Option Plans. In addition to Company Options outstanding under the 2002 Employee Stock Purchase Plan, Company Options to purchase 3,426,257 shares of Company Common Stock were outstanding as of November 2, 2005. Section 3.3(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all persons who, as of November 2, 2005, held Company Options under the Option Plans other than the ESPP, indicating, with respect to each Company Option then outstanding, the number of shares of Company Common Stock subject to such Company Option and the exercise price, and for unvested Company Options, the date of hire or grant, as applicable to the vesting schedule, and a general description of the vesting schedule. Section 3.3(b) of the Company Disclosure Schedule describes how the vesting of such Company Option will be accelerated in any way by the consummation of the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the consummation of the Merger. The Company has made available to Parent true, complete and correct copies of all Option Plans and the standard forms of stock option agreements evidencing outstanding Company Options. The maximum number of shares of Company Common Stock purchasable by all participants in the ESPP in the current “Option Period” (as such term is defined in the ESPP) is 11,850 shares. All shares of Company Common Stock reserved for issuance as specified above, shall be, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, duly authorized, validly issued, fully paid, nonassessable and free of pre-emptive rights. Each Company Option issued and outstanding pursuant to the Option Plans which (i) is not exercised prior to the Closing Date or (ii) is not exchanged at Closing for a cash payment in lieu of exercise pursuant to the second sentence of Section 2.4(b), shall terminate and be of no further force or effect following the Closing.
      (c) The Company has reserved 4,891 shares of Company Common Stock for issuance pursuant to warrants to purchase Company Common Stock (the “Warrants”). Warrants to purchase 4,891 shares of Company Common Stock were outstanding as of November 2, 2005. Section 3.3(c) of the Company Disclosure Schedule includes a true and complete list of all Warrants outstanding as of November 2, 2005, including the names of all the holders thereof and the exercise price for each such Warrant. The Company is not obligated to accelerate the vesting of any Warrants as a result of the transactions contemplated hereby.
      (d) The Company is authorized to issue 2,000,000 shares of Preferred Stock, par value $1.00 per share (“Company Preferred Stock”), of which 300,000 shares of have been designated as Series F Preferred Stock, all of which were reserved for issuance upon exercise of preferred stock purchase rights (the “Company Rights”) issuable pursuant to the Rights Agreement dated as of May 28, 2002, between the Company and EquiServe Trust Company, N.A., as rights agent (the “Company Rights Agreement”). No shares of Company Preferred Stock were outstanding on November 2, 2005.
      (e) Except for (i) shares of Company Common Stock indicated in Section 3.3(a) as issued and outstanding on November 2, 2005, (ii) shares issued after such date upon the exercise of outstanding Company Options listed in Section 3.3(b) of the Company Disclosure Schedule or outstanding under the 2002 Employee Stock Purchase Plan, (iii) shares issued after such date upon the exercise of outstanding

Warrants listed in Section 3.3(c) of the Company Disclosure Schedule, and (iv) shares issued after such date upon the exercise of options to purchase Company Common Stock granted after such date in the ordinary course of business consistent with past practice, there are not as of the date hereof, and at the Effective Time there will not be, any shares of Company Common Stock or Company Preferred Stock issued and outstanding.
      (f) No registration rights involving the Company securities will survive consummation of the Merger.
      (g) The Company’s authorized capital stock consists solely of the Company Common Stock described in Section 3.3(a) and the Company Preferred Stock described in Section 3.3(d). There are not as of the date hereof, and at the Effective Time there will not be, authorized or outstanding any subscriptions, options, conversion or exchange rights, warrants, repurchase or redemption agreements, or other agreements, claims or commitments of any nature whatsoever obligating the Company to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, additional shares of the capital stock or other securities of the Company or obligating the Company to grant, extend or enter into any such agreement, other than (i) Company Options listed in Section 3.3(b) of the Company Disclosure Schedule or issued pursuant to the 2002 Employee Stock Purchase Plan, (ii) the Warrants, (iii) the Company Rights and (iv) Company Options granted in the ordinary course of business consistent with past practice since November 2, 2005. There are no stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the voting of the capital stock of the Company to which the Company or any of its officers or directors are a party and, to the knowledge of the Company no other party is a party to any stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the voting of the capital stock of the Company. For purposes of this Agreement, “knowledge of the Company” shall mean the actual knowledge of the officers of the Company. For purposes of this definition, the officers of the Company to whom knowledge may be attributed are listed on Section 3.3(g) of the Company Disclosure Schedule.
      (h) The Company has no outstanding bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders may vote.
      (i) The Company Common Stock and the Company Rights constitutes the only classes of securities of the Company or any Company Subsidiary registered or required to be registered under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).
      3.4     Company Subsidiaries.
      (a) Section 3.4(a) of the Company Disclosure Schedule sets forth a true and complete list of the names and jurisdictions of organization of each Company Subsidiary. All issued and outstanding shares or other equity interests of each Company Subsidiary are owned directly by the Company free and clear of any charges, liens, encumbrances, security interests or adverse claims (“Liens”). As used in this Agreement, “Company Subsidiary” means any corporation, partnership or other organization, whether incorporated or unincorporated, of which (i) the Company or any Company Subsidiary is a general partner or (ii) at least 50% of the securities or other interests having voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, partnership or other organization are directly or indirectly owned or controlled by the Company or by any Company Subsidiary, or by the Company and one or more Company Subsidiary.
      (b) There are not as of the date hereof, and at the Effective Time there will not be, any subscriptions, options, conversion or exchange rights, warrants, repurchase or redemption agreements, or other agreements, claims or commitments of any nature whatsoever obligating any Company Subsidiary to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, shares of the capital stock or other securities of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to grant, extend or enter into any such agreement. To the knowledge of the Company, there are no stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the voting of the capital stock of any Company Subsidiary.
      3.5     SEC Reports. The Company has timely filed all reports, registrations, schedules, forms, statements and other documents required to be filed by the Company with, or furnished by the Company to, the United States Securities and Exchange Commission (the “SEC”) for all periods beginning on or after January 1, 2004 (the “Company SEC Reports”), and shall timely file with the SEC all reports, registrations, schedules, forms, statements and other documents required to be filed by the Company with, or furnished by the Company to, the SEC under the Exchange Act after the date of this Agreement and prior to the Closing Date. As of their respective dates, the Company SEC Reports complied, and all reports, registrations, schedules, forms, statements and other documents filed by the Company with the SEC between the date hereof and the Closing Date shall comply, in all material respects, with the requirements of the Exchange Act and the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), and did not, or in the case of such documents filed on or after the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company Subsidiary is required to file any form, report or other document with the SEC or any foreign securities commission or securities exchange.
      3.6     Financial Statements. The consolidated financial statements contained in the Company’s Annual Report on Form 10-K for the year ended January 1, 2005 (the “Company 10-K”) and in the Company’s quarterly reports on Form 10-Q for the quarters ended April 2, 2005, July 2, 2005 and October 1, 2005 (collectively, the “Company 10-Qs”) (including the related notes, where applicable) (the “Financial Statements”) (i) present fairly, in all material respects, the consolidated financial condition and results of operations of the Company and the Company Subsidiaries as of and for the periods presented therein and (ii) have been prepared in all material respects in conformity with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved, except as otherwise indicated therein and the unaudited financial statements included in the Company 10-Qs do not include all of the information and footnotes required by GAAP and are subject to normal year-end adjustments, which, individually or in the aggregate, are not material. Since January 1, 2005, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes to such financial statements. The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company Board of Directors (or persons performing the equivalent functions): (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (ii) any material fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company’s principal executive officer and principal financial officer have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct; the Company maintains “disclosure controls and procedures” (as defined in Rule 13a-14(c) under the Exchange Act); and the Company is otherwise in compliance with all applicable effective provisions of the Sarbanes-Oxley Act. To the knowledge of the Company, the Company’s auditor has at all relevant times been (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) and (ii) “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act.
      3.7     Absence of Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities, whether accrued, absolute, contingent or otherwise, other than liabilities and obligations

(i) reflected or reserved against on the Financial Statements in accordance with GAAP or readily apparently from the notes thereto, (ii) incurred since July 2, 2005 in the ordinary course of business, consistent with past practice or (iii) liabilities that have not had and are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
      3.8     Absence of Adverse Changes.
      (a) Since July 2, 2005, there has not been any change, event or circumstance that has had, or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
      (b) There has not been any action taken by the Company or any Company Subsidiary during the period from July 2, 2005 through the date hereof that, if taken during the period from the date hereof through the Effective Time, would constitute a breach of Section 5.1.
      3.9     Compliance with Laws.
      (a) The Company and the Company Subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, registration, order, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or any Company Subsidiary currently operates or holds any interest in any of its properties or (ii) that is required for the operation of the business of the Company or any of its subsidiaries or the holding of any such interest ((i) and (ii) are herein collectively called “Permits”). The Permits are not subject to any conditions or requirements that are not generally imposed on the holders thereof, all of such Permits are valid and in full force and effect and neither the Company nor any Company Subsidiary has violated the terms of such Permits in any material respect. No proceeding is pending or, to the knowledge of the Company, threatened in writing to revoke, suspend, cancel, terminate, or adversely modify any Permit.
      (b) The Company and the Company Subsidiaries have been in material compliance with, are not in material default or violation of, have not received any notice of material non-compliance, default or violation with respect to, and have no material liabilities, whether accrued, absolute, contingent or otherwise, under any Laws applicable to the business of the Company and the Company Subsidiaries and to the knowledge of the Company there is no such material non-compliance, default or violation thereunder.
      (c) Neither the Company nor any Company Subsidiary is a party to, nor do the Company or any Company Subsidiary have any commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or the Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s published financial statements or other Company SEC Reports.
      3.10     Claims, Actions and Proceedings. There are no outstanding, orders, writs, judgments, injunctions, decrees or other requirements of any court against the Company, any Company Subsidiary or any of their securities, assets or properties. There are no material actions, suits, claims, legal or administrative proceedings (collectively, “Actions”) or any governmental investigations, inquiries pending or, to the knowledge of the Company, threatened in writing, against the Company, any Company Subsidiary, or any of their securities, assets or properties. There were not and are not pending, during the period of time from January 1, 2004 through the date of this Agreement, any internal investigations or inquiries being conducted by the Company Board of Directors or any committee thereof or any third party at the request of any of the foregoing concerning any financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

      3.11     Contracts and Other Agreements.
      (a) Except for this Agreement, as set forth in the Company 10-K under item 10 of the exhibit list, none of the Company nor any Company Subsidiary is a party to or bound by any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”): (i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed on Form 8-K; (ii) that contain covenants binding upon the Company or any of its affiliates that materially restrict the ability of the Company or any of its affiliates (or which, following the consummation of the Merger, could materially restrict the ability of the Surviving Corporation) to compete in the business as currently conducted by the Company or in any geographic area, provided, however, that this subsection (ii) shall not include Contracts that may be canceled without penalty by the Company or any Company Subsidiary upon notice of 60 days or less; (iii) that would obligate the Company or any Company Subsidiary to file a registration statement under the Securities Act, which filing has not yet been made; (iv) any license agreement the termination of which would have a Company Material Adverse Effect (“License Agreement”); (v) relating to a material joint venture, material partnership or other arrangement that is material involving a sharing of profits, losses, costs or liabilities with another person; (vi) relating to indebtedness for borrowed money, guarantees of indebtedness for borrowed money, letters of credit or surety bonds having an outstanding principal amount in excess of $5,000,000 in the aggregate; (vii) that is an interest rate, equity or other swap or derivative instrument; (viii) acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration in excess of $1,000,000 executed in the past twelve months; (ix) under which the Company or any Company Subsidiary has advanced or loaned any funds in excess of $1,000,000 or has guaranteed any obligations of another person in excess of $1,000,000, other than extensions of credit to customers in the ordinary course of business consistent with past practice, (x) that would constitute one of the Company’s top ten contracts in terms of revenues received from the sale of goods (as measured by the revenue reasonably expected to be derived therefrom during the twelve (12) months ended December 31, 2005), (xi) that requires the payment by or to the Company or any Company Subsidiary of more than (A) $1,000,000 annually in respect of customers or (B) $1,000,000 annually in respect of vendors, (xii) that is in respect of any employment, retention, severance or change of control arrangement, in each case with an executive officer of the Company or any Company Subsidiary or any employee of the Company or any Company Subsidiary who is paid a base salary of $150,000 or more, (xiii) with respect to any property of the Company or any Company Subsidiary, real or personal involves annual payments in excess of $1,000,000 and (xiv) that relates to capital expenditures by the Company in excess of $1,000,000. Each such Contract described in clauses (i) through (xiv), together with each item set forth in the Company 10-K under item 10 of the exhibit list and each of the Contracts set forth on Section 3.11 of the Company Disclosure Schedule, is referred to herein as a “Material Contract.”
      (b) Each of the Material Contracts is in full force and effect and is valid and binding on the Company and each Company Subsidiary party thereto and, to the knowledge of the Company, each other party thereto, enforceable against such parties in accordance with their terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).
      (c) Neither the Company nor any Company Subsidiary has materially breached, is in material default under, or has received written notice of any material breach of or default under, any Material Contract, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder by the Company or any Company Subsidiary. To the Company’s knowledge, no other party to any Material Contract to which the Company or any Company Subsidiary is a party is in material breach or violation of, or material default under, such Material Contract. A complete and correct copy, subject to redaction, of each Material Contract has previously been made available by the Company to Parent or filed by the Company with the SEC.

      3.12     Intellectual Property.
      (a) Section 3.12 of the Company Disclosure Schedule contains a list of all registered Intellectual Property (as defined below) owned by the Company or any Company Subsidiary (“Owned Intellectual Property”). To the Company’s knowledge, the Intellectual Property owned and licensed to the Company and the Company Subsidiaries (collectively, the “Company Intellectual Property”) encompasses all Intellectual Property rights necessary for the conduct of the business of the Company and the Company Subsidiaries as presently conducted except as has not had and is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Each item of Company Intellectual Property immediately prior to the Effective Time hereunder will be owned or available for use on substantially the same terms and conditions immediately subsequent to the Effective Time hereunder except as has not had and is not reasonably likely to have a Company Material Adverse Effect.
      (b) The Company and/or each Company Subsidiary own the entire right, title and interest in and to all of the Owned Intellectual Property, free and clear of all Liens (other than Material Contracts, License Agreements, and customer agreements, purchase orders and other revenue earning Contracts entered into in the ordinary course); (ii) the Company and/or each Company Subsidiary has the right to use the material Intellectual Property licensed for use by the Company or any Company Subsidiary pursuant to the terms of valid and subsisting license agreements, and (iii) neither the Company nor any Company Subsidiary has received any notice or claim challenging the Company’s or Subsidiary’s ownership of the Owned Intellectual Property.
      (c) To the knowledge of the Company, neither the Company nor any Company Subsidiary infringes upon or misappropriates any intellectual property, proprietary or other rights of third parties, other than any such infringement or misappropriation which is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. There are no Actions pending or, to the knowledge of the Company, threatened, asserting the invalidity, misuse, infringement or unenforceability of any material Owned Intellectual Property.
      (d) The Company or each Company Subsidiary (i) has taken commercially reasonable actions to maintain and protect the Company’s and each Company Subsidiary’s material Company Intellectual Property, including payment of all fees, annuities and all other payments which have heretofore become due to any government authority with respect to the Company’s or the Company Subsidiaries’ material registered Owned Intellectual Property, and (ii) to the knowledge of the Company, the material registered Owned Intellectual Property is valid and enforceable.
      (e) To the knowledge of the Company, each person, including employees, agents, consultants, and independent contractors, who has had access to or otherwise been exposed to confidential or proprietary information regarding the Company or any Company Subsidiary at any time during the three (3) years immediately prior to the date of this Agreement has entered into a confidentiality agreement with the Company or applicable Company Subsidiary. The Company has made available to Parent a true, complete and correct copy of the standard form of the employee confidentiality agreement with the Company.
      (f) “Intellectual Property” means (a) any (i) fictitious trade business names, trade names, corporate names, registered and unregistered trademarks, service marks, designs, and general intangibles of like nature and applications, together with any goodwill related to the foregoing (“Marks”), (ii) all (A) patents and patent applications and any continuations, continuations in part, renewals and applications therefor, and (B) inventions and discoveries that may be patentable (collectively, “Patents”), (iii) copyrights in both published works and unpublished works including any registrations and applications therefor and whether registered or unregistered (collectively, “Copyrights”), or (iv) all know-how, trade secrets, confidential information, customer lists, Software, databases, works of authorship, mask works, technical information, data, process technology, plans, drawings, blue prints know-how, proprietary processes, formulae, algorithms, models, user interfaces, inventions, discoveries, concepts, ideas, techniques, methods, methodologies and, with respect to all of the foregoing, related confidential data or information (collectively, “Trade Secrets”), (b) technical and confidential information (including, without limitation, designs, plans, specifications, formulas, processes, methods, methodologies, shop rights, know-how, show-

how, and other business or technical confidential information in each case whether or not such rights are patentable, copyrightable, or registerable), (c) computer software and hardware programs and systems, source code, object code, know-how, show-how, processes, formula, specifications and designs, data bases, and documentation relating to the foregoing, and (d) Internet domain names, and all registrations and applications therefor, and web sites and web pages and related items (and all intellectual property and proprietary rights incorporated therein), IP addresses and email addresses.
      3.13     Real Property; Title to Assets.
      (a) The Company and each Company Subsidiary has sole and exclusive, good, clear and marketable title to all its real and personal tangible assets, and interests in such properties and assets, real and personal, reflected in the Financial Statements (except properties, interests in properties and assets sold or otherwise disposed of since July 2, 2005 in the ordinary course of business consistent with past practice), and with respect to material leased properties and assets, valid leasehold interests in such properties and assets, in each case, free and clear of all Liens, imperfections of title, restrictions, encroachments and easements, except (i) liens for current Taxes not yet due and payable and for which appropriate reserves have been taken and reflected in the Company’s latest balance sheet, (ii) such imperfections of title, restrictions, encroachments and easements as do not and are not reasonably likely not to materially detract from or interfere with the use or value of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties and (iii) liens securing debt which is reflected on the Financial Statements (or are readily apparent from the notes thereto). There are no written or oral subleases, licenses, occupancy agreements or other contractual obligations that grant the right of use or occupancy of any real property owned or leased by the Company or any Company Subsidiary (collectively, the “Real Property”), and there is no person in possession of the Real Property other than the Company and the Company Subsidiaries. There is no pending, or, to the knowledge of the Company, threatened in writing eminent domain, condemnation or similar proceeding affecting any Real Property. The property and equipment of the Company and each Company Subsidiary that are used in the operations of business are (i) in good operating condition and repair (subject to typical wear and obsolescence) and (ii) have been maintained in accordance with normal industry practices. Section 3.13 of the Company Disclosure Schedule lists all Real Property, including (A) with respect to owned Real Property, the property address, and, where applicable, property identification number and (B) with respect to leased Real Property, the lease pursuant to which the Real Property is leased or a general description of the leased property.
      (b) With respect to each Real Property lease, such lease will (i) continue to be legal, valid, binding, enforceable and in full force and effect against the Company or the Company Subsidiary that is the party thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing, (ii) neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any other party to such lease is in breach or violation of, or default under, any such lease, and no event has occurred, is pending or, to the knowledge of the Company, is threatened in writing, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or any Company Subsidiary or, to the knowledge of the Company, any other party under such lease, (iii) there are no disputes in effect as to such lease, and (iv) neither the Company nor any Company Subsidiary has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold. The Company or Company Subsidiary which is party to a Real Property lease has been, and currently is, in compliance with the material provisions of each such Real Property lease.
      3.14     Insurance. All policies or binders of material fire, liability, product liability, workers’ compensation, vehicular, directors’ and officers’ and other material insurance held by or on behalf of the Company and the Company Subsidiaries (collectively, the “Company Insurance Policies”) are (i) in full force and effect, (ii) are reasonably adequate for the businesses engaged in by the Company and the Company Subsidiaries, (iii) are in conformity with the requirements of all Contracts to which the Company or the relevant Company Subsidiary is a party and, (iv) to the knowledge of the Company, are valid and enforceable in accordance with their terms. Neither the Company nor any Company Subsidiary is in material default with respect to any provision contained in such policy or binder. All premiums for each policy or binder have been paid for the current period, and there are no outstanding premium finance payments due for such period. Neither the Company nor any Company Subsidiary has (a) agreed to modify or cancel any such Company Insurance Policy, (b) received notice (whether oral or written) of actual or threatened modification or termination of any such Company Insurance Policy, (c) received notice of cancellation, non-renewal or material increase in premiums to be paid under any such Company Insurance Policy or (d) failed to give any notice or present any claim thereunder in due and timely fashion. During the period of time from January 1, 2004 through the date of this Agreement there were no, and there are no currently pending, claims against such insurance by the Company or any Subsidiary as to which the insurers have denied coverage or otherwise reserved rights.
      3.15     Commercial Relationships. As of the date hereof, none of the Company’s or the Company Subsidiaries’ material suppliers, manufacturers, distributors, customers with continuing relationships with the Company or any Company Subsidiary, licensors or licensees has (a) canceled or otherwise terminated, or otherwise provided notice or stated its intention of canceling or terminating, its relationship with the Company or a Company Subsidiary, (b) during the last twelve months, materially altered its relationship with the Company or a Company Subsidiary or (c) stated its intention not to continue to do business with the Company or any Company Subsidiary or otherwise reduce its purchases whether as a result of the transactions contemplated hereby or otherwise, other than pursuant to agreements, contracts or other arrangements that have expired by the terms thereof. As of the date hereof, to the knowledge of the Company, there is no plan or intention of any such entity, and the Company has not received any threat or notice in writing from any such entity, to terminate, cancel or otherwise materially modify its relationship with the Company or a Company Subsidiary.
      3.16     Tax Matters.
      (a) For purposes of this Agreement, the term “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means all United States federal, state and local, and all foreign, income, profits, franchise, gross receipts, payroll, transfer, sales, employment, social security, unemployment insurance, workers’ compensation, use, property, excise, value added, ad valorem, estimated, stamp, alternative or add-on minimum, recapture, environmental, capital, withholding taxes, any other taxes, and any fees, assessments, liabilities, levies, charges, duties, tariffs, impositions or assessments in the nature of taxes, together with all interest, penalties, fines and additions imposed on or with respect to such amounts, including any liability for taxes of a predecessor entity. “Tax Return” (and, with correlative meaning, “Tax Returns”) means any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any taxing authority or any other Governmental Entity in connection with Taxes, including any attachments thereto and any amendments thereof.
      (b) All Tax Returns required to be filed by or with respect to the Company and the Company Subsidiaries have been filed or will be filed with the appropriate tax authority within the time and in the manner prescribed by Law. For all years in which the applicable statute of limitations has not closed, all such Tax Returns are true, correct and complete in all material respects, and all Taxes owed by the Company or the Company Subsidiaries, whether or not shown on any Tax Return, have been timely paid or fully reserved for on the Financial Statements. No claim has ever been made in writing in the prior three years by any taxing authority in any jurisdiction in which any of the Company or the Company Subsidiaries does not file a Tax Return that the Company or the Company Subsidiaries are or may be subject to taxation by that jurisdiction. Since January 1, 2004, no material adjustment relating to any Tax Return of the Company or any Company Subsidiary has been proposed in writing by any Tax Authority (insofar as such adjustment relates to the activities or income of the Company or any Company Subsidiary).
      (c) There are no Liens with respect to Taxes upon any of the assets or properties of the Company or the Company Subsidiaries, other than with respect to Taxes not yet due and payable.
      (d) No audit, assessment, examination, dispute, investigation or judicial or administrative proceeding is currently pending with respect to any Tax Return or Taxes of the Company or the Company

Subsidiaries. No deficiency for any Taxes has been proposed or assessed in writing against the Company or the Company Subsidiaries, which deficiency has not been paid in full. All Tax deficiencies determined as a result of any past completed audit with respect to Taxes of the Company and Subsidiaries have been satisfied.
      (e) There are no outstanding requests, agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or the Company Subsidiaries for any taxable period. No power of attorney granted by or with respect to the Company or the Company Subsidiaries relating to Taxes is currently in force.
      (f) With respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, the Company and the Company Subsidiaries have, in accordance with generally accepted accounting principles, made accruals for such Taxes in their respective books and records.
      (g) All withholding and payroll Tax requirements required to be complied with by the Company and the Company Subsidiaries (including requirements to deduct, withhold and pay over amounts to any Governmental Entity have been satisfied).
      (h) Neither the Company nor any Company Subsidiary has any liability for the Taxes of any other person (other than the Company and the Company Subsidiaries) under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor. No person has any right to any payment from the Company or any Company Subsidiary with respect to any Tax refunds received or due to be received by the Company since January 1, 2004.
      (i) Since January 1, 2004, neither the Company nor any Company Subsidiary has made any payments, or has been or is a party to any Contract, arrangement or plan that could result in it making payments, that have resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G or in the imposition of an excise Tax under Code Section 4999 (or any corresponding provisions of state, local or foreign Tax law) or that were not or would not be deductible by reason of Code Sections 162(m).
      (j) The Company has delivered or made available to Parent (i) complete copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company or any Company Subsidiary with respect to the prior three (3) taxable years and (ii) written schedules of (A) the taxable years of the Company and each Company Subsidiary for which the statute of limitations with respect to income Taxes has not expired and (B) with respect to income Taxes of the Company and each Company Subsidiary, those years for which examinations have been completed, those years for which examinations are presently being conducted, those years for which examinations have not yet been initiated and those years for which required Tax Returns have not yet been filed.
      (k) Neither the Company nor any Company Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2).
      (l) Neither the Company nor any Company Subsidiary is a party to any material joint venture, partnership, or other arrangement (other than an arrangement related to royalties) that the parties treat as a partnership for federal or applicable state, local or foreign Tax purposes.
      (m) Except as disclosed in its Tax Returns, neither the Company nor any Company Subsidiary has received approval to make or agreed to a change in any accounting method or has any written application pending with any Tax authority requesting permission for any such change.
      (n) The Company has not been a “distributing corporation” or a “controlled corporation” within the meaning of Code section 355(a)(1)(A) in a transaction occurring within the past two years.
      (o) Neither the Company nor any Company Subsidiary is party to or bound by any active closing agreement or offer in compromise with any U.S. Tax authority.

      3.17     Employee Benefit Plans.
      (a) Section 3.17 of the Company Disclosure Schedule lists each material pension, savings, profit sharing, retirement, deferred compensation, employment, welfare, fringe benefit, insurance, short and long term disability, medical, death benefit, incentive, bonus, stock, other equity-based, vacation pay, severance pay, cafeteria plan and other plan, program and arrangement for the benefit of employees or former employees of the Company or the Company Subsidiaries, or their beneficiaries, including each “employee benefit plan” (as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is not a Foreign Plan (as defined in Section 3.17(i), and that is maintained by Company and/or by one or more Company Subsidiaries or to which the Company and/or one or more Company Subsidiaries are required to contribute (each, a “Plan”).
      (b) With respect to each Plan, the Company has delivered or made available to Parent current, accurate and complete copies of each of the following together with, when applicable, all amendments: (i) the Plan, or, if the Plan has not been reduced to writing, a written summary of its material terms, (ii) if the Plan is subject to the disclosure requirement of Title I of ERISA, the summary plan description, and in the case of each other Plan, any similar employee summary, (iii) if the Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter issued by the Internal Revenue Service (“IRS”), (iv) if the Plan is subject to the requirement that a Form 5500 series annual report/return be filed, the three most recently filed annual reports/returns, (v) all related trust agreements, group annuity contracts, administrative services, (vi) for each Plan that is funded, the most recent financial statements for each such Plan and (vii) since January 1, 2004, any material communications received from or sent to the IRS or the U.S. Department of Labor relating to an audit or similar process involving the Plan.
      (c) There is no entity (other than the Company or any Company Subsidiary) that together with the Company or any Company Subsidiary that was, during the five years preceding the date of this Agreement, or currently would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA. None of the Plans is a defined benefit plan subject to Title IV of ERISA.
      (d) Each Plan has been administered in all material respects in accordance with its terms and the provisions of applicable law, including ERISA and the Code, and to the knowledge of the Company, nothing has been done or not done with respect to any Plan, the doing or not doing of which could result in any material liability on the part of the Company or any Company Subsidiary under Title I of ERISA or Chapter 43 of the Code. None of the Plans is currently under examination by the IRS or the U.S. Department of Labor. All contributions, premiums and expenses, if any, due under each Plan have been timely made. Each Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that it is so qualified, and to the knowledge of the Company, nothing has occurred since the date of such letter that could reasonably be expected to adversely affect the qualified status of such Plan. No Plan is or has been subject to Section 302 of ERISA or Section 412 of the Code.
      (e) Except for continuation of health coverage described in Section 4980B of the Code or Section 601 et seq. of ERISA (“COBRA”), no Plan provides for medical, dental, life insurance coverage or any other welfare benefits after termination of employment or for other post-employment welfare benefits.
      (f) No action, suit or claim (other than routine claims for benefits in the ordinary course) is pending or, to the knowledge of the Company, threatened in writing against any Plan or against the Company or any Company Subsidiary.
      (g) Neither the Company nor any of the Company Subsidiaries has ever maintained, sponsored, contributed to, been required to contribute to, or incurred any liability under any multi-employer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA or any multiple employer plan as defined in

Section 413(c) of the Code, or any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063(a) of ERISA.
      (h) Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Plan that would result in the imposition on the Company of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code.
      (i) Section 3.17 of the Company Disclosure Schedule sets forth each material non-governmental plan maintained, or contributed to, by or on behalf of the Company or any Company Subsidiary applicable to employees of the Company or any Company Subsidiary Business located outside of the United States (a “Foreign Plan”) and each material non-governmental welfare benefit plan maintained or contributed to by or on behalf of the Company or any Company Subsidiary applicable to employees of the Company or any Company Subsidiary located outside of the United States (a “Foreign Welfare Plan”). Each Foreign Plan and Foreign Welfare Plan has been administered in material compliance with its terms and the requirements of all applicable Laws and regulations, and all required contributions to each Foreign Plan and Foreign Welfare Plan have been made. There are no material Actions (other than routine benefit claims) pending or, to the knowledge of the Company, threatened against any Foreign Plan or Foreign Welfare Plan.
      (j) Since January 1, 2004, no communication, report or disclosure has been made which, at the time made, did not accurately reflect the terms and operations of any Plan. Except as otherwise reflected in a duly executed amendment to a Plan or an amended and restated Plan, neither the Company nor any Company Subsidiary has (i) announced its intention to modify or terminate any Plan listed on Section 3.17 of the Company Disclosure Schedule, (ii) modified or terminated any Plan listed on Section 3.17 of the Company Disclosure Schedule in a manner materially different than the version of the Plan made available to the Parent, or (iii) adopted any arrangement or program not listed on Section 3.17 of the Company Disclosure Schedule which, once established, would come within the definition of a Plan.
      (k) Since January 1, 2004, there has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any Company Subsidiary, relating to, or change in employee participation or coverage under any Plan that would increase materially the expense of maintaining such Plan above the level or expense incurred in respect of such Plan for the most recent plan year. The execution of this Agreement and the consummation of the transactions contemplated hereby do not and will not either alone or upon the occurrence of a subsequent event result in any payment, acceleration, vesting or increase in benefits under any Plan to any employee, former employee or director of the Company or any Company Subsidiary.
      (l) Section 3.17(l) of the Company Disclosure Schedule sets forth a true and complete list of each individual designated by the Company to participate in (i) the Company’s 2002 Change-in-Control Severance Benefit Plan for Key Executives and (ii) the Company’s 2005 Change-in-Control Severance Benefit Plan for Key Executives.
      3.18     Employee Relations.
      (a) Section 3.18(a) of the Company Disclosure Schedule lists all current employees of the Company or any Company Subsidiary as of November 3, 2005 which hold the position of director or higher, their current hourly rates of compensation or base salaries (as applicable), and their current cash incentive compensation targets.
      (b) Upon termination of the employment of any employee, none of the Company, the Company Subsidiaries, the Surviving Corporation nor Parent will be liable to any of such employees for severance pay or any other similar payments, other than compensation earned but unpaid through the date of termination (including salary or wages and terminal vacation pay in accordance with applicable Law) that would not be payable by the Company or the Company Subsidiaries absent the Merger. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of the Company from the Company, under any Plan or otherwise; (ii) increase any benefits otherwise payable under any Plan or otherwise; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
      (c) The Company and each Company Subsidiary: (i) is, and at all times since January 1, 2003 has been, in compliance in all material respects with all Laws respecting employment, employment practices, occupational safety and health, immigration and naturalization, terms and conditions of employment, and wage and hour requirements (including the payment of overtime wages), in each case with respect to employees, (ii) has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, commissions, bonuses and other payments to employees, (iii) is not in arrears for any wages, salaries, commissions, bonuses or other direct compensation for any services performed or amounts required to be reimbursed to any employees or consultants or liable for any Taxes or any penalty for failure to comply with any of the foregoing, and (iv) is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments made in the ordinary course of business and consistent with past practice). No claims are pending against the Company or any Company Subsidiary before the Equal Employment Opportunity Commission or any other administrative body or in any court asserting any violation of Title VII of the Civil Rights Act of 1964, the Age Discrimination Act of 1967, 42 U.S.C. §§ 1981 or 9183 or any other Federal, state or local Law, statute or ordinance barring discrimination in employment.
      (d) There are no work stoppages, labor strikes, slow downs, job actions, disputes or lockouts existing or, to the knowledge of the Company, pending or threatened against the Company or any Company Subsidiary, (ii) neither the Company nor any Company Subsidiary is involved in or, to the knowledge of the Company, threatened in writing with, any material labor dispute or labor contract grievance or any litigation relating to labor, employment, safety or discrimination matters involving any employee, including charges of unfair labor practices or complaints of unlawful discrimination that, if adversely determined, (iii) neither the Company nor any Company Subsidiary is engaged in any material unfair labor practices within the meaning of the National Labor Relations Act, (iv) neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement or union contract with respect to any of its employees and no collective bargaining agreement is being negotiated by the Company or any Company Subsidiary and (v) no union organizing campaign with respect to non-union employees of the Company or any Company Subsidiary is ongoing or, to the knowledge of the Company, pending or threatened in writing.
      3.19     Environmental Matters.
      (a) The Company and the Company Subsidiaries are, and have been, in compliance in all respects with all Laws and the requirements of Permits issued under such Laws relating to (A) releases or threatened releases of Hazardous Substances (as defined below), (B) pollution or protection of public health or the environment or worker safety or health or (C) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances (any such laws, including, without limitation, any applicable federal, state, foreign or local statute, law, rule, regulation, ordinance, code, or rule of common law in effect and in each case as amended as of the Effective Time relating to the environment, health, safety or Hazardous Materials, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; and their state and local counterparts and equivalents, collectively, the “Environmental Laws”).
      (b) There has been no actual or threatened release, disposal, discharge, spillage, leaking, dumping, emission, escape, seepage, placement of any pollutant, petroleum, petroleum product, asbestos, radioactive material, or any fraction thereof, contaminant or toxic or hazardous material, substance or waste or any other chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import, under any applicable Environmental Law (each a “Hazardous Substance”) on, upon, into or from any site currently or heretofore owned, leased or otherwise used by Company, any Company Subsidiary or any predecessor of Company or any Company Subsidiary.
      (c) There have been no Hazardous Substances generated by Company, any Company Subsidiary or any predecessor of Company or any Company Subsidiary that have been disposed of or come to rest at any site that has been included in any published U.S. federal, state or local “superfund” site list or any other similar list of hazardous or toxic waste sites published by any governmental entity in the United States.
      (d) There are no underground storage tanks located on, no PCBs (polychlorinated biphenyls) or PCB-containing equipment used or stored on, and no hazardous waste as defined by the Resource Conservation and Recovery Act stored on, any site owned or operated by Company, any Company Subsidiary or any predecessor of Company or any Company Subsidiary, except for the storage of hazardous waste in compliance with Environmental Laws.
      (e) There are no current, and to the knowledge of the Company there are no pending or threatened, Environmental Claims against the Company or any Company Subsidiary or, to the knowledge of the Company, pending or threatened against any property or assets of the Company. For purposes of this Section 3.19(e), “Environmental Claims” means administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigations or proceedings relating in any way to any Environmental Law or any permit issued under any such Law (hereafter “Claims”), including (A) Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and (B) Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.
      3.20     No Breach. The execution, delivery and performance of this Agreement and the transactions contemplated hereby by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) violate any provision of the Certificate of Incorporation or by-laws of the Company, (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of, require any notice or action under, or otherwise give any other contracting party the right to terminate, accelerate obligations under or receive payment under or constitute (or with notice or lapse of time or both constitute) a default under, any Material Contract, (iii) violate any Law applicable to the Company or the Company Subsidiaries or by which any of the Company’s or the Company Subsidiaries’ assets or properties is bound, (iv) violate any Permit, (v) except for (a) filings with the SEC under the Exchange Act, (b) filings pursuant to the DGCL as contemplated herein and (c) the filing of a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act, as amended (the “HSR Act”) and any similar filings in foreign jurisdictions, require any filing with, notice to, or permit, consent or approval of, any governmental or regulatory body, (vi) result in the creation of any Lien on the assets or properties of the Company or a Company Subsidiary, or (vii) cause any of the assets owned by the Company or any Company Subsidiary to be reassessed or revalued by any taxing authority or other Governmental Entity, excluding from the foregoing clauses (ii), (iii), (iv), (v), (vi) and (vii) violations, breaches and defaults which, and filings, notices, permits, consents and approvals the absence of which are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
      3.21     Board Approvals; Anti-Takeover; Vote Required.
      (a) The Company Board of Directors, at a meeting duly called and held at which all directors were present, has (i) duly and validly approved and adopted resolutions addressing all corporate action required to be taken by the Company Board of Directors to authorize this Agreement and the consummation of the transactions contemplated hereby, (ii) resolved that the transactions contemplated hereby are advisable and in the best interests of the stockholders of the Company and that the consideration to be paid for each share of Company Common Stock in the Merger is fair to the holders of such shares of Company Common Stock and was determined in good faith, and (iii) subject to the other terms and conditions of this Agreement, resolved to submit this Agreement to the stockholders of the Company and to unanimously recommend that the stockholders of the Company approve this Agreement and each of the transactions contemplated hereby. As of the date of this Agreement, none of the aforesaid actions by the Company Board of Directors has been amended, rescinded or modified.
      (b) The Company and the Company Board of Directors has taken all action necessary such that no restrictions contained in any “fair price,” “moratorium,” “control share acquisition,” “business combination” or similar statute, including without limitation Section 203 of the DGCL, or any applicable regulation thereunder, will apply to the execution, delivery or performance of this Agreement or the transactions contemplated hereby.
      (c) The Company Board of Directors has taken such action as is necessary with respect to the Company Rights Agreement such that the execution and delivery of this Agreement and the transactions contemplated hereby will not: (i) result in Parent becoming an “Acquiring Person” under the Company Rights Agreement or (ii) result in the grant of any rights to any person under the Company Rights Agreement or enable, require or cause the Company Rights to become exercisable, detach from the Company Common Stock, be exercised or deemed exercised, or be distributed or otherwise triggered. The Company has not amended the Company Rights Agreement, redeemed the rights thereunder or taken any other action to make the Company Rights Agreement or the rights thereunder inapplicable, in each case, with respect to (a) any person or entity other than Parent or Sub or (b) any Acquisition Proposal (as defined in Section 5.2(a)) or any other substantially similar proposal.
      (d) The affirmative vote of the holders of 50% of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”) is the only vote of the Company’s stockholders necessary to approve this Agreement and the transactions contemplated hereby.
      3.22     Financial Advisor.
      (a) The Company Board of Directors has received the opinion of J.P. Morgan Securities Inc. to the effect that, as of the date hereof, the consideration to be received in the Merger by the holders of the Company Common Stock is fair from a financial point of view to the stockholders of the Company. The Company shall forward to Parent a copy of the written version of such opinion promptly after the date hereof.
      (b) Other than J.P. Morgan Securities Inc., no broker, finder, agent or similar intermediary has acted on behalf of the Company or any Company Subsidiary in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with the Company or any Company Subsidiary, or any action taken by the Company or any Company Subsidiary.
      3.23     Information in the Proxy Statement. The proxy statement to be provided to the Company’s stockholders in connection with the Company Stockholders Meeting (as defined in Section 6.2) (such proxy statement and any amendment thereof or supplement thereto, the “Proxy Statement”) on the date mailed to the Company’s stockholders and at the time of any meeting of the Company’s stockholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Sub for inclusion in the Proxy Statement. The Proxy Statement will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

      3.24     Affiliate Transactions.
      (a) No executive officer or director of the Company or any Company Subsidiary or any person owning 5% or more of the Company Common Stock (an “Affiliated Party”) is a party to any material Contract or has any material interest in any property or assets owned by the Company or any Company Subsidiary or has engaged in any transaction with the Company material to the Company within the last 12 months, in each case, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
      (b) There are no outstanding loans to directors or officers of the Company or any Company Subsidiary of the kind prohibited by Section 402 of the Sarbanes-Oxley Act.
      3.25     Indebtedness. Section 3.25 of the Company Disclosure Schedule sets forth, as of the date hereof, all of the outstanding indebtedness of the Company and the Company Subsidiaries, taken as a whole, for borrowed money. As of the date hereof there is not, and as of the Effective Time there will not be, (i) any indebtedness of the Company or any Company Subsidiary for money borrowed and (ii) a guarantee by the Company or any Company Subsidiary of indebtedness of another Person for money borrowed. Neither the Company nor any Company Subsidiary guaranties any indebtedness or other obligations of any person other than of the Company or any Company Subsidiary.
      3.26     Works Councils. No approvals, notifications or filings with, any foreign labor organization or works council are necessary for consummation of the transactions contemplated by this Agreement.
      Section 4     Representations and Warranties of Parent
      Except as set forth in the disclosure schedule delivered by Parent to the Company on the date hereof (the “Parent Disclosure Schedule”), the section numbers of which are numbered to correspond to the section numbers of this Agreement to which they refer, the Parent and Sub hereby jointly and severally make the representations and warranties set forth in this Section 4 to the Company. Any information set forth in one section of the Parent Disclosure Schedule will be deemed to apply to each other section or subsection of this Agreement to which its relevance is reasonably apparent, and notwithstanding anything in this Agreement to the contrary, the inclusion of an item in such schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has or is reasonably likely to have a Parent Material Adverse Effect.
      4.1     Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent is duly qualified or licensed as a foreign corporation or organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not reasonably be likely to prevent or materially delay consummation of the transactions contemplated hereby (a “Parent Material Adverse Effect”).
      4.2     Authority to Execute and Perform Agreement. Parent and Sub have the necessary corporate power and authority to enter into, execute and deliver this Agreement and to perform fully their obligations hereunder and the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by Parent and Sub and, assuming this Agreement constitutes the valid and binding obligation of the other parties hereto, constitutes a valid and binding obligation, enforceable against them in accordance with its terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

      4.3     No Conflict; Required Filings and Consents.
      (a) The execution and delivery by Parent and Sub of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, violate in any material respect (i) any provision of the charter, by-laws or other organizational documents of Parent or Sub or (ii) subject to the filings and other matters referred to in Section 4.3(b), any Law applicable to Parent or Sub or their properties or assets, other than, in the case of clause (ii) above.
      (b) No consent of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by or with respect to Parent or Sub in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with and filing of a pre-merger notification report under the HSR Act, (ii) the filing with the SEC of such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and any appropriate documents with the relevant authorities of the other jurisdictions in which Parent or Sub is qualified to do business, (iv) compliance with and filings under the antitrust Laws of any foreign jurisdictions, if and to the extent required, and (v) such other items that have not had and are not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.
      4.4     Information in the Proxy Statement. The information supplied by Parent and Sub expressly for inclusion in the Proxy Statement, if any, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
      4.5     Sub. Sub is validly existing and in good standing as a Delaware corporation. Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement.
      4.6     Ownership of Company Common Stock. On the date hereof, Parent and Sub own no shares of Company Common Stock, and (other than as provided herein) own no additional rights to purchase Company Common Stock through any option from any other person.
      4.7     Litigation. There is no judgment, decree or order against Parent or Sub, or any of Parent’s subsidiaries or, to the knowledge of Parent or Sub, any of their officers or directors (in their capacities as such) that is reasonably likely to have a Parent Material Effect.
      4.8     Financing. Parent has delivered to the Company true and complete copies of (i) the Equity Commitment Letter, dated as of the date hereof (the “Gores Commitment Letter”), by and among Parent and each of Gores Capital Partners, L.P., Gores Co-Invest Partnership, L.P. and Gores FF Partners, L.P. (collectively, “Gores”) pursuant to which Gores has committed, subject to the terms and conditions set forth therein, to provide certain of the cash equity financing to Parent in connection with the transactions contemplated hereby, (ii) the Debt and Equity Commitment Letter, dated as of the date hereof, between Parent and Tennenbaum Partners (the “Tennenbaum Commitment Letter”), pursuant to which Tennenbaum Partners has committed, subject to the terms and conditions set forth therein, to provide certain of the cash equity financing and debt financing to Parent in connection with the transactions contemplated hereby and (iii) the Commitment Letter, dated October 21, 2005 (the “Wells Fargo Commitment Letter,” and together with the Gores Commitment Letter and the Tennenbaum Commitment Letter, the “Commitment Letters”), by and between Gores Capital Partners, L.P. and Wells Fargo Foothill, Inc. (“Wells Fargo”) pursuant to which Wells Fargo has committed, subject to the terms and conditions set forth therein, to provide certain debt financing to Parent in connection with the transactions contemplated hereby. The commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect. The Commitment Letters, as of the date hereof, are in full force and effect. The aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letters and available cash of the Company as of the Closing will be sufficient to permit Parent to consummate the Merger.

      Section 5     Conduct of Business; No Solicitation; Employees
      5.1     Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each Company Subsidiary shall, except to the extent that Parent shall otherwise consent in writing, carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Laws and regulations, pay its debts and Taxes when due, subject to good faith disputes over such debts, and pay or perform other material obligations when due. Without limiting the generality of the foregoing, without the prior written consent of Parent, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall observe the following covenants, in each case except as set forth on Section 5.1 of the Company Disclosure Schedule:

(a) Affirmative Covenants Pending Closing. The Company shall:

(i) Insurance. Use reasonable commercial efforts to keep in effect general liability, casualty, product liability, worker’s compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date hereof; and

(ii) Preservation of the Business; Maintenance of Properties, Contracts. Use reasonable commercial efforts to (A) preserve the business of the Company, including without limitation, keeping available the services of the current officers, employees and consultants of the Company and the Company Subsidiaries and to preserve the present relationships of the Company and the Company Subsidiaries with customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations, (B) advertise, promote and market the Company’s products, (C) use reasonable commercial efforts to keep the Company’s material properties substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of the Company’s business on a basis consistent with past practice, and (D) perform and comply in all material respects with the terms of its Contracts.

(b) Negative Covenants Pending Closing. The Company shall not:

(i) Disposition of Assets. Other than in the ordinary course of business consistent with past practice, sell or transfer, or mortgage, pledge, lease, license or otherwise encumber in excess of $1,000,000 of its material tangible or intangible assets;

(ii) Payment of Indebtedness. Incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise become payable for any indebtedness in excess of $1,000,000 in the aggregate or incur any obligation or liability or enter into any Contract or other commitment involving potential payments to or by the Company or any Company Subsidiary in excess of $1,000,000 in the aggregate, other than in the ordinary course of business consistent with past practice;

(iii) Compensation. Change the compensation payable to any officer, employee, agent or consultant or enter into or amend any employment, change in control, bonus, severance, retention or other agreement or arrangement with any officer, employee, agent or consultant of the Company or a Company Subsidiary, or adopt, or increase the benefits (including fringe benefits) under, any employee benefit plan or otherwise, except (A), in each case, as required by Law or in accordance with existing agreements disclosed in the Company Disclosure Schedule, (B) in the case of compensation for employees, agents or consultants who are not executive officers, in the ordinary course of business consistent with past practice; and (C) in the case of the Company’s 2002 Change-in-Control Severance Benefit Plan for Key Executives, 2005 Change-in-Control Severance Benefit Plan for Key Executives and Enterasys Performance Incentive Plan, only in the manner set forth in Exhibits 5.1(A)-(C) attached hereto; or make any loans, advances or capital contributions to any of its directors, officers or employees, agents or consultants, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise;

(iv) Capital Stock. Split, combine or reclassify any of its capital stock or make any change in the number of shares of its capital stock authorized, issued or outstanding (other than through the exercise of Company Options outstanding on the date hereof or granted after the date hereof in the ordinary course of business consistent with past practice) or grant, sell or otherwise issue any option, warrant or other right to purchase, or convert any obligation into, shares of its capital stock, declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock, sell or transfer any shares of its capital stock, or redeem or otherwise repurchase any shares of its capital stock or any rights or options to purchase any of its capital stock (except as required by Section 2.4(c)), in each case other than grants of Company Options in the ordinary course of business consistent with past practice, or accelerate the exercisability of (other than acceleration required by the terms of Company Options outstanding on the date hereof) any option, warrant or other right to purchase shares of its capital stock or pledge or otherwise encumber any shares of its capital stock;

(v) Charter, By Laws, Directors and Officers. Cause, permit or propose any amendments to, or otherwise alter or modify in any respect, the Certificate of Incorporation or by-laws of the Company or any Company Subsidiary or elect or appoint any new directors or officers;

(vi) Acquisitions. Acquire (including by merger, consolidation or acquisition of stock or assets or any other business combination), or enter into any memorandum of understanding, letter of intent or other agreement, arrangement or understanding to acquire any corporation, partnership, other business organization or any division thereof, or make any lease, investment or capital contribution outside of the ordinary course of business consistent with past practice;

(vii) Capital Expenditures. Except as set forth on Schedule 5.1(b)(vii), authorize any single capital expenditure or purchase of assets in excess of $500,000 or a series of related expenditures or purchases in excess of $1,000,000;

(viii) Accounting Policies. Except as may be required as a result of a change in Law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;

(ix) Taxes. Settle or compromise any material federal, state, local or foreign Tax liability, file any amended Tax Return (except as required by Law), change (or file any such change) its annual Tax accounting period, enter into any closing agreement relating to any Tax, surrender any right to claim a Tax refund, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or make any material Tax election inconsistent with past practice;

(x) Legal. Commence, settle or compromise any pending or threatened suit, action or claim which is in excess of $1,000,000 and (A) is material to the Company and its Subsidiaries taken as a whole or which relates to the transactions contemplated hereby, (B) would involve restrictions on the business activities of the Company, or (C) would involve the issuance of Company securities;

(xi) Extraordinary Transactions. Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries (other than the Merger); amend, alter, or terminate the Company Rights Agreement, except as contemplated by Section 3.21(c); or take any action to render inapplicable, or to exempt any person from the provisions of the DGCL or any other Law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock, except as contemplated herein;

(xii) Liabilities. Pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the balance sheet included in the Company 10-Q for the quarter ended July 2, 2005 or incurred in the ordinary course of business since that date;

(xiii) Loans and Advances. Make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of the Company or customary advances to employees for travel and business expenses in the ordinary course of business);

(xiv) New Agreements/ Amendments. Enter into or modify, or permit a Company Subsidiary to enter into or modify, any Material Contract, including without limitation, any indemnification agreements between the Company and its officers and directors;

(xv) Confidentiality and Non-Competition Agreements. Modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality agreement or non-competition agreement to which the Company or any Company Subsidiary is a party;

(xvi) Plans. Establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Company or any Company Subsidiary, pay any discretionary bonuses to any employee of the Company or any Company Subsidiary, except for the exercise of discretionary elements under existing Plans, or change the manner in which contributions to any such plan are made or the basis on which such contributions are determined; or

(xvii) Obligations. Obligate itself to do any of the foregoing.
      (c) Notice of Changes. The Company will promptly notify Parent in writing of any change or event that has had or is reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.
      5.2     No Solicitation.
      (a) Each of the Company and its Representatives (as defined below) has ceased and caused to be terminated all existing solicitations, discussions, negotiations and communications with any persons or entities with respect to any offer or proposal or potential offer or proposal relating to any transaction or proposed transaction or series of related transactions, other than the transactions contemplated hereby, involving: (A) any acquisition or purchase from the Company by any person or “group” (as defined under Section 13(d) of the Exchange Act) of fifteen percent (15%) interest or more in the total outstanding voting securities of the Company or any Company Subsidiary or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act) beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company or any Company Subsidiary, (B) any consolidation, business combination, merger or similar transaction involving the Company or any Company Subsidiary; (C) any sale, lease, exchange, transfer, license, acquisition or disposition of assets of the Company or any Company Subsidiary (including for this purpose the outstanding equity securities of the Company Subsidiaries) for consideration equal to fifteen percent (15%) or more of the aggregate fair market value of all of the outstanding shares of Company Common Stock on the date prior to the date hereof; or (D) any recapitalization, restructuring, liquidation or dissolution of the Company or any Company Subsidiary (any transaction or series of transactions referred to in clauses (A)-(D), an “Acquisition Proposal”). Except as provided in Section 5.2(b) or (b), from the date hereof until the earlier of the termination of this Agreement or the Effective Time, the Company shall not and shall not authorize or permit its officers, directors, employees, investment bankers, attorneys, accountants or other agents or those of any Company Subsidiary (collectively,

“Representatives”) to directly or indirectly (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into any letter of intent, memorandum of understanding, agreement, option agreement or similar agreement or arrangement with respect to any Acquisition Proposal, (iii) participate, engage or assist in any manner in negotiations or discussions with, or provide any information or data to, any person (other than Parent or any of its affiliates or representatives) relating to any Acquisition Proposal or grant any waiver or release under any standstill or other agreement, or (iv) take any action to (A) other than as contemplated by this Agreement in connection with the Merger, render the Company Rights issued pursuant to the terms of the Company Rights Agreement inapplicable to an Acquisition Proposal or the transactions contemplated thereby, exempt or exclude any person from the definition of an Acquiring Person (as defined in the Company Rights Agreement) under the terms of the Company Rights Agreement or allow the Company Rights to expire prior to their expiration date or (B) exempt any person from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision) or otherwise cause such restrictions not to apply.
      (b) Notwithstanding the foregoing, prior to obtaining the Company Stockholder Approval, the Company may furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the confidentiality agreement, dated as of May 24, 2005 between Parent and the Company (the “Confidentiality Agreement”) (it being understood that such confidentiality agreement or any related agreement will not include any provision calling for an exclusive right to negotiate with the Company or having the effect of prohibiting the Company from satisfying its obligations under this Agreement, including this Section 5.2) and may negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal if, but only if, (x) such Acquisition Proposal provides for consideration to be received by the holders of substantially all of the issued and outstanding shares of Company Common Stock (a “Takeover Proposal”); (y) such person has, in the absence of any violation of this Section 5.2 by the Company, submitted a bona fide written proposal to the Company relating to any such Takeover Proposal which the Board of Directors determines in good faith, after consultation with its financial advisor, involves, or is reasonably likely to lead to a proposal that involves, consideration to the holders of the shares of Company Common Stock that would be more favorable to the Company’s stockholders taking into account all of the terms and conditions of such proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation and the likelihood of consummation in light of all financing (which must be fully committed or reasonably determined to be available by the Board of Directors), regulatory, legal and other aspects of such proposal, and this Agreement (including any proposal to amend the terms of this Agreement), and (z) in the good faith opinion of the Company Board of Directors, after consultation with outside legal counsel, providing such information or access or engaging in such discussions or negotiations is or would reasonably likely to be in the best interests of the Company and its stockholders and is or would reasonably likely to be required in order for the Company Board of Directors to comply with its fiduciary duties to the Company’s stockholders under applicable Law (a Takeover Proposal which satisfies clauses (x), (y) and (z) being referred to herein as a “Superior Proposal”). The Company shall promptly, and in any event within 24 hours after receipt of such Superior Proposal, notify Parent (i) of such Superior Proposal, which notice shall include a copy of such Superior Proposal and identify the person making such Superior Proposal, (ii) upon receipt of any inquiries, proposals or offers received by, any request for information from, or any discussions or negotiations sought to be initiated or continued with, either the Company, or of the Company Subsidiaries or Representatives concerning an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal and disclose the identity of the other party and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials and (iii) provide Parent with copies of all materials provided by the Company to such party. The Company will keep Parent informed on a reasonably prompt basis of the status and details (including amendments and proposed amendments) of any such Superior Proposal or other inquiry, offer, proposal or request. The Company shall promptly, following a determination by the Company Board of Directors that a Takeover Proposal is a Superior Proposal, notify Parent of such determination.

      (c) Except as set forth herein, neither the Company Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Sub, the approval or recommendation by the Company Board of Directors of this Agreement or the Merger, (ii) approve or recommend or propose to approve or recommend any Acquisition Proposal or (iii) approve or recommend, or allow the Company or any Company Subsidiary, to enter into any letter of intent, memorandum of understanding, agreement, option agreement or similar agreement or arrangement with respect to any Acquisition Proposal (any of the actions described in clauses (i), (ii) or (iii), a “Subsequent Determination”). Notwithstanding the foregoing, prior to obtaining the Company Stockholder Approval: (A) in response to a Takeover Proposal that did not arise directly or indirectly from a material breach of this Section 5.2, the Company Board of Directors may, if it determines in good faith, after consultation with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the Company Board of Directors’ fiduciary duties to the Company’s stockholders under applicable Law, make a Subsequent Determination; provided, that the Company Board of Directors has determined in good faith that such Takeover Proposal constitutes a Superior Proposal and, in the case of an action described in clause (iii) of the definition of “Subsequent Determination,” (1) the Company has notified the Parent in writing of the determination that such Takeover Proposal constitutes a Superior Proposal and (2) at least five days following effective delivery of such notice to Parent, the Company Board of Directors has determined such Superior Proposal remains a Superior Proposal; and (B) in circumstances other than those described in (A) above, the Company Board of Directors may, if it determines in good faith, after consulting with outside counsel, that the failure to take such action would be reasonably likely to result in a breach of the Company Board of Directors’ fiduciary duties to the Company stockholders under applicable Law, take any of the actions described in clause (i) of the definition of “Subsequent Determination”; provided, that (1) the Company has notified Parent in writing that the Company Board of Directors is prepared to make the determination set forth in this clause (B) setting forth the reasons therefor in reasonable detail, and (2) at least five days following effective delivery of such notice to Parent, the Company Board of Directors remains prepared to make the determination described in this clause (B) after taking into account adjustments proposed by Parent to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby. Any such withdrawal, modification or change of the recommendation of the Company Board of Directors, or recommendation or proposed recommendation of any Superior Proposal shall not change the approval of the Company Board of Directors for purposes of causing any state takeover statute or other state Law to be inapplicable to the transactions contemplated by this Agreement, including the Merger. The Company shall not be entitled to enter into an agreement with respect to a Superior Proposal unless and until this Agreement is terminated in accordance with Section 8.1 of this Agreement and the Company has paid Parent all amounts due Parent pursuant to Section 8.2 of this Agreement.
      (d) Nothing contained in this Section 5.2 or any other provision hereof shall prohibit the Company or the Company Board of Directors (nor any committee thereof) from taking and disclosing to the Company’s stockholders a position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act; provided, however, that the Company Board of Directors (nor any committee thereof) shall not (i) (A) recommend that the stockholders of the Company tender their shares of Company Common Stock in connection with such tender or exchange offer (or otherwise approve or recommend any Acquisition Proposal) or (B) withdraw or modify its approval or recommendation of this Agreement and the Merger, unless in each case the requirements of Section 5.2(c) shall have been satisfied, or (ii) otherwise take, agree or resolve to take, any action prohibited by Section 5.2(c).
      5.3     WARN Act. Parent shall be responsible for any and all liability under the United States federal Worker Adjustment and Retraining Notification Act of 1988, any successor federal law, or any other applicable state plant closing, mass layoff or termination pay or notification law (collectively, the “WARN Act”) concerning layoffs or the closing or relocation of worksites or the like which arises out of or results from any termination of employment by Parent on or after the Closing Date.

      5.4     Employee Matters.
      (a) Except as provided in Section 5.4(a) of the Company Disclosure Schedule, until the first anniversary of the Effective Time (the “Benefits Continuation Period”), the Surviving Corporation shall pay or cause to be paid to each employee who continues as an employee of the Company, the Company Subsidiaries or the Surviving Corporation during the Benefits Continuation Period (the “Continuing Employees”) salary, wages, cash incentive opportunities, medical benefits and other welfare benefit plans programs and arrangements which are least comparable in the aggregate to those provided prior to the Closing Date, provided, that such comparable compensation need not include equity, provided, further, that with respect to Continuing Employees who are subject to employment agreements, the 2002 Change in Control Plan for Key Employees, the 2005 Change in Control Plan for Key Employees, compensation, benefits and payments shall be provided in accordance with such agreements, and the Surviving Corporation shall expressly assume such employment agreements (including change in control agreements), and fulfill all obligations thereunder. During the Benefits Continuation Period, the Surviving Corporation shall pay, subject to such terms and conditions as it shall establish, any such Continuing Employee whose employment is involuntarily terminated by the Parent, the Surviving Corporation or any of their Subsidiaries without cause an amount of severance pay in cash equal to the amount of cash severance pay that would have been payable to such Continuing Employee under the terms of the severance plan maintained by the Company and its Subsidiaries and applicable to such Continuing Employee immediately prior to the date of this Agreement. The foregoing provisions of this Section 5.4 shall not be construed or interpreted to restrict in any way the Surviving Corporation’s or Parent’s ability to amend, modify or terminate any Plan (including, without limitation, to change the entities who administer such Plans, or the manner in which such Plans are administered) to the extent not inconsistent with such foregoing restrictions or any other plan made available to the Continuing Employees or to terminate any person’s employment at any time or for any reason.
      (b) The Surviving Corporation shall (i) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation that a Continuing Employee is eligible to participate in following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such Continuing Employee immediately prior to the Effective Time under the relevant Plan in which such employee participated, (ii) provide each such Continuing Employee with credit for any co-payments and deductible paid prior to the Effective Time (to the same extent such credit was given under the analogous Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements and (iii) to the extent that any Continuing Employee is allowed to participate in any employee benefit plan of the Parent, the Surviving Corporation or any of their subsidiaries following the Effective Time, cause such plan to recognize the service of such Continuing Employee with the Company and the Company Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and benefit accrual (but not for benefit accrual under any defined benefit, retiree welfare or similar plan) to the extent of such service.
      (c) With respect to matters described in this Section 5.4, the Company will consult with Parent (and consider in good faith the advice of Parent) prior to sending any written notices or other communication materials (including, without limitation, any postings to any website) to its employees or former employees of the Company or any Company Subsidiary. Prior to the Effective Time, the Company shall provide Parent with reasonable access to such employees or former employees for purposes of Parent providing notices or other communication materials regarding Parent compensation and benefit plans and the matters described in this Section 5.4; provided, that such notices or other communication materials are approved in advance by the Company, which approval shall not be unreasonably withheld.
      Section 6     Additional Agreements
      6.1     Proxy Statement. The Company shall, as soon as practicable following the date hereof prepare and file with the SEC the Proxy Statement in preliminary form, and each of the Company, Parent and Sub shall use their reasonable best efforts to respond as promptly as practicable to any comments of the

SEC with respect thereto. The Company shall ensure that, at the time the Proxy Statement is filed with the SEC or mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting (as defined below), or at the time of any amendment or supplement thereof, the information (except for information furnished to the Company by or on behalf of Parent) contained in the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Parent shall ensure that, at the time the Proxy Statement is filed with the SEC or mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, or at the time of any amendment or supplement thereof, the information contained in the Proxy Statement and furnished to the Company by or on behalf of Parent (as indicated to the Company in writing) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after filing with the SEC, but in no event later than five (5) days following the filing of the definitive Proxy Statement with the SEC. If at any time prior to receipt of the approval of this Agreement by the affirmative vote of the holders of Company Stockholder Approval there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and mail to its stockholders such an amendment or supplement. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or any other filing required in connection with the transactions contemplated hereby (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other party an opportunity to review and comment on such document or response and, unless there has been a Subsequent Determination and termination in accordance with the termination provisions hereof, shall include in such document or response comments reasonably proposed by the other party. Subject to Section 5.2(c), the Proxy Statement shall contain a recommendation from the Company Board of Directors that the stockholders of the Company vote to adopt this Agreement.
      6.2     Meeting of Stockholders of the Company. The Company shall, as soon as practicable following the date hereof, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Company Stockholder Approval and take all initial action to solicit approval of this Agreement. Subject to Section 5.2(c), to the fullest extent permitted by applicable Law, the Company’s Board of Directors (or any committee thereof) shall recommend adoption and approval of this Agreement and the Merger by the stockholders of the Company and include such recommendation in the Proxy Statement. Unless such recommendation shall have been modified or withdrawn in accordance with Section 5.2(c), the Company shall take all action that is both reasonable and lawful to solicit from its stockholders proxies in favor of the proposal to adopt and approve this Agreement and the Merger and shall take all other action necessary or advisable to secure the vote or consent of the stockholders of the Company that are required by the rules of The New York Stock Exchange or the DGCL.
      6.3     Access to Information. Prior to the Effective Time, the Company shall, and shall cause its Representatives to afford to Parent, its officers, employees, financial advisors, lenders, legal counsel, accountants and other advisors and representatives, to have such access to the books and records, assets, properties, employees, business and operations of the Company as is reasonably necessary or appropriate in connection with Parent’s investigation of the Company with respect to the transactions contemplated hereby. Any such investigation and examination shall be conducted at reasonable times during business hours upon reasonable advance notice and under reasonable circumstances so as to minimize disruption to or impairment of the Company’s business and the Company shall cooperate fully therein. No investigation by Parent (whether conducted prior to or after the date hereof) shall diminish or obviate any of the representations, warranties, covenants or agreements of the Company contained in this Agreement. In order that Parent may have full opportunity to make such investigation, the Company shall furnish the representatives of Parent during such period with all such information and copies of such documents concerning the affairs of the Company as such representatives may reasonably request and cause its officers, employees, consultants, agents, accountants and attorneys to cooperate fully with such representatives in connection with such investigation. The information and documents so provided shall be subject to the terms of the Confidentiality Agreement.
      6.4     Public Disclosure. The initial press release concerning the Merger shall be a joint press release and, thereafter, so long as this Agreement is in effect, neither Parent, Sub nor the Company will disseminate any press release or other public announcement concerning the Merger or this Agreement or the other transactions contemplated by this Agreement (other than a press release or other announcement that primarily relates to a Superior Proposal) to any third party, except as may be required by Law or by any listing agreement with the New York Stock Exchange (“NYSE”), without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld. The parties have agreed to the text of the joint press release announcing the execution of this Agreement. Notwithstanding the foregoing, without prior consent of the other parties, each party (a) may communicate information that is not confidential information of any other party with financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate the information included in a press release or other document previously approved for external distribution by the other parties. Each party agrees to promptly make available to the other parties copies of any written communications made without prior consultation with the other parties.
      6.5     Regulatory Filings; Reasonable Efforts.
      (a) As promptly as practicable after the date hereof, each of Parent, Sub and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Entity or any foreign labor organization or works council in connection with the Merger and the other transactions contemplated hereby, including, without limitation: (i) Notification and Report Forms with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act, which shall be made within twenty (20) days after the date of this Agreement, (ii) filings required by the merger notification or control Laws of any applicable jurisdiction, as reasonably requested by Parent, which must be made within twenty (20) days after such request by Parent, (iii) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, (iv) any foreign labor organization or works council or (v) any other applicable Laws or rules and regulations of any Governmental Entity relating to the Merger. Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 6.5(a) to comply in all material respects with all applicable Laws and rules and regulations of any Governmental Entity.
      (b) Each of Parent, Sub, and the Company shall promptly supply the others with any information which may be reasonably required in order to make any filings or applications pursuant to Section 6.5(a).
      (c) Each of Parent, Sub and the Company will notify the others promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any applicable Laws and rules and regulations of any Governmental Entity. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.5(a), Parent, Sub or the Company, as the case may be, will promptly inform the others of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

      (d) Upon the terms and subject to the conditions set forth in this Agreement, each of the Company, on the one hand, and Parent and Sub, on the other hand, agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including complying in all material respects with all applicable Laws and with all rules and regulations of any Governmental Entity and using its reasonable efforts to accomplish the following: (i) the causing of all of the conditions set forth in Section 7 to the other parties obligations to consummate the Merger to be satisfied and to consummate and make effective the Merger and the other transactions contemplated hereby, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, orders and authorizations from Governmental Entities required by it and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) required by it, (iii) the obtaining of all reasonably requested consents, approvals or waivers from third parties required by it, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, to which it is a party challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated hereby, and to carry out fully the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and the Company Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated hereby, use all reasonable efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the other transactions contemplated hereby. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of the Company, Parent and Sub shall use all reasonable efforts to take, or cause to be taken, all such necessary actions. Without limiting the foregoing, the parties shall request and shall use reasonable efforts to obtain early termination of the waiting period provided for in the HSR Act. Parent shall cause Sub to fulfill all Sub’s obligations under, and pursuant to, this Agreement. Nothing in this Agreement shall require Parent, the Surviving Corporation or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or proffer to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of any assets of Parent, the Surviving Corporation or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a Governmental Entity or any other person or for any other reason. Until this Agreement is terminated in accordance with Section 8.1, Parent shall have the right to participate in the defense of any action, suit or proceeding instituted or threatened against the Company (or any of its directors or officers) before any court or governmental or regulatory body, to restrain, modify or prevent the consummation of the transactions contemplated hereby, or to seek damages or discovery in connection with such transactions.
      6.6     Notification of Certain Matters. Each party shall give prompt notice to the other parties of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty made by such party in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, (ii) any condition set forth in Section 7 that is unsatisfied in any material respect at any time (except to the extent it refers to a specific date), and (iii) any material failure of such party or any of its representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties, the conditions to the obligations of the parties under this Agreement or the remedies available to the party receiving such notification.

      6.7     Director’s and Officers Indemnification and Insurance.
      (a) The certificate of incorporation of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the certificate of incorporation of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law.
      (b) The Company shall, to the fullest extent permitted under applicable law or under the Company’s Certificate of Incorporation, by-laws or any applicable indemnification agreements and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and, after the Effective Time, the Parent shall, and shall cause the Surviving Corporation, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (x) arising out of or pertaining to the transactions contemplated by this Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time. Any determination required to be made with respect to whether an Indemnified Party’s conduct complied with the standards set forth under Delaware law, the Company’s Certificate of Incorporation, by-laws or indemnification agreements, as the case may be, shall be made by independent counsel mutually acceptable to Parent and the Indemnified Party.
      (c) Parent shall and shall cause the Surviving Corporation to honor and fulfill in all respects the obligations of the Company pursuant to indemnification agreements with the Company’s directors and officers existing at or before the Effective Time.
      (d) At or prior to the Effective Time, Parent shall obtain a “tail” insurance policy that provides coverage for the six years following the Effective Time comparable to the coverage provided under the Company’s directors and officers insurance policy in effect on the date hereof for the individuals who are directors and officers of the Company on the date hereof for events occurring prior to the Effective Time.
      (e) This Section shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the Indemnified Parties.
      6.8     New York Stock Exchange. Prior to the Closing Date, the Company shall take such actions as are necessary so that trading of Company Common Stock on the NYSE ceases at the close of regular trading on the trading day immediately preceding the day on which the Effective Time is expected to occur, unless the Effective Time is expected to occur after 4:30 p.m. Boston time, in which case, the Company will take such actions as are necessary on the trading day in which the Effective Time is expected to occur.
      6.9     Officers and Directors of Company Subsidiaries. At the request of the Parent, the Company shall take, or cause to be taken, the actions necessary so that the board of directors or comparable body of each Company Subsidiary will be replaced by individuals specified by Parent a reasonable time prior to the Effective Time, effective as of the Effective Time.
      6.10     Cooperation. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall, and shall cause each Company Subsidiary and each of its and their respective directors, officers and employees to supply to Parent’s lenders all agreements, documents, instruments, reports, financial information and statements, and other information regarding the Company and the Company Subsidiaries and the properties and assets of the Company and the Company Subsidiaries and the other activities of or related to any of the foregoing reasonably requested by them, provided, that each such lender has signed a confidentiality agreement reasonably acceptable to the Company.

      6.11     Tax Matters. Immediately prior to the Closing, the Company will take or cause to be taken the actions set forth on Section 6.11 of the Company Disclosure Schedule. Prior to the Closing Date, the Company will provide information to the Purchaser in connection with, and consult with the Purchaser with respect to, additional tax-related restructuring activities. The Company will use its commercially reasonable efforts to implement any additional restructuring activities that are (a) mutually acceptable to the Company and the Purchaser and (b) designed to maximize utilization of the Company’s accumulated net operating losses prior to the Closing.
      6.12     Organizational Documents of Company Subsidiaries. The Company shall use commercially reasonable efforts to obtain and deliver to Parent prior to the Closing Date the certificate of incorporation and by-laws or other organizational documents of each Company Subsidiary as presently in effect.
      6.13     Material Software. The Company shall use commercially reasonable efforts to deliver to Parent (i) an accurate and complete listing of all material software owned, licensed or used by the Company or any Company Subsidiary, other than (A) any embedded systems residing in, or controlling, any equipment or fixtures or (B) any commercial, off-the-shelf software and (ii) a list of all Owned Intellectual Property which the Company or any Company Subsidiary has licensed to other Persons (other than through customer agreements, purchase orders and other revenue earning Contracts entered into in the ordinary course).
      Section 7     Conditions Precedent to the Obligation of the Parties to Consummate the Merger
      7.1     Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction or written waiver at or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Statutes; Court Orders. No statute, rule, executive order or regulation shall have been enacted, issued, entered or promulgated by any Governmental Entity which prohibits the consummation of the Merger, and there shall be no order or preliminary or permanent injunction of a court of competent jurisdiction, including any temporary restraining order, in effect preventing or prohibiting consummation of the Merger.

(c) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act and applicable foreign competition or merger control Laws shall have been terminated or shall have expired, and approvals under all foreign competition or merger control laws that are reasonably determined by Parent to be applicable to the Merger shall have been obtained.
      7.2     Additional Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to consummate and effect the Merger shall be subject to the additional conditions, which may be waived in writing in whole or in part by Parent or Sub to the extent permitted by applicable Law, that:

(a) Representations, Warranties and Covenants. The representations and warranties of the Company contained in this Agreement, other than those set forth in Section 3.3 or which speak as of a particular date, shall have been and be true and correct as of the date of this Agreement and as of the Closing date as if made on and as of the Closing Date (disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect), except where the failure of any such representations and warranties to be so true and correct would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The representations and warranties of the Company contained in Section 3.3 shall have been and be true and correct other than de minimis variations as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date. The representations and warranties of the Company contained in this Agreement which speak of a particular date shall have been true and correct as of such date (disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect), except where the failure of any such representations and warranties to be so true and correct would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Company shall have delivered to Parent a certificate from its chief executive officer and chief financial officer, dated the Closing Date, to the foregoing effect.

(b) Corporate Certificates. The Company shall have delivered to the Parent a copy of the Certificate of Incorporation of the Company, as in effect immediately prior to the Closing Date, certified by the Delaware Secretary of State, and a certificate, as of the most recent practicable date, of the Delaware Secretary of State as to the good standing of the Company.

(c) Secretary’s Certificate. The Company shall have delivered to the Parent a certificate of the Secretary of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing this Agreement and all documents executed and delivered in connection herewith, (ii) a copy of the by-laws of the Company, as in effect from the date this Agreement was approved by the Company Board of Directors until the Closing Date, (iii) a copy of the resolutions of the Company Board of Directors authorizing and approving the applicable matters contemplated hereunder, and (iv) a copy of the votes of the Company Stockholder Approval.

(d) No Company Material Adverse Effect. Since the date hereof, there has not been any event, occurrence or change in facts or circumstances that has had, or is reasonably likely to have, a Company Material Adverse Effect.

(e) Dissenting Shares. Fewer than fifteen percent (15%) of the outstanding shares of Company Common Stock shall be Dissenting Shares.

(f) FIRPTA. The Company shall have delivered to Parent a certification satisfying the requirements of Section 1.1445-2(c)(3) and 1.897-2(h) of the Treasury Regulations.

(g) Pending Litigation. There shall not be pending any suit, action or proceeding by any Governmental Entity against the Company, any Company Subsidiary or any of their respective directors, officers or members, in each case that has a reasonable likelihood of success, challenging this Agreement or the transactions contemplated hereby, seeking to delay, restrain or prohibit the Merger, seeking to prohibit or impose material limitations on the ownership or operation of all or a portion of the operations or assets of the Company.

(h) Completion of Pre-Closing Tax Matters. The Company shall have taken or caused to be taken the actions described on Section 6.11 of the Company Disclosure Schedule.

      7.3     Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate and effect the Merger shall be subject to the additional conditions, which may be waived in writing in whole or in part by the Company to the extent permitted by applicable law, that:

(a) Representations, Warranties and Covenants. The representations and warranties of the Parent and Sub contained in this Agreement, other than those which speak as of a particular date, shall have been and be true and correct as of the date of this Agreement and as of the Closing date as if made on and as of the Closing Date (disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect), except where the failure of any such representations and warranties to be so true and correct would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. The representations and warranties of the Parent and Sub contained in this Agreement which speak of a particular date shall have been true and correct as of such date (disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect), except where the failure of any such representations and warranties to be so true and correct would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent and Sub shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Parent and

Sub shall each have delivered to the Company a certificate from its chief executive officer and chief financial officer, dated the Closing Date, to the foregoing effect.

(b) Corporate Certificates. The Parent shall have delivered to the Company a copy of the Certificate of Incorporation of each of the Parent and the Sub, as in effect immediately prior to the Closing Date, certified by the Delaware Secretary of State, and a certificate, as of the most recent practicable date, of the Delaware Secretary of State as to the good standing of each of the Parent and Sub.

(c) Secretary’s Certificate. Each of the Parent and Sub shall have delivered to the Company a certificate of the Secretary of the Parent or the Sub, respectively, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Parent or Sub executing this Agreement and all documents executed and delivered in connection herewith, (ii) a copy of the by-laws of the Parent or Sub, as in effect from the date this Agreement was approved by the Parent Board of Directors until the Closing Date, (iii) a copy of the resolutions of the Parent or Sub Board of Directors authorizing and approving the applicable matters contemplated hereunder and (iv) a copy of the votes of the stockholders of Sub adopting this Agreement.

      Section 8     Termination, Amendment and Waiver
      8.1     Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time before the Effective Time, whether before or after stockholder approval thereof:

(a) By mutual written consent of Parent and the Company authorized by the Board of Directors of Parent (the “Parent Board”) and the Company Board of Directors;

(b) By either Parent or the Company: (i) if a court of competent jurisdiction or other Governmental Entity shall have issued a final, non-appealable order, decree or ruling or taken any other action, or there shall exist any statute, rule or regulation, in each case restraining, enjoining or otherwise prohibiting (collectively, “Restraints”) the consummation of any of the transactions contemplated hereby; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall have used all reasonable efforts to prevent the entry of and to remove such Restraints; or (ii) if the Merger has not been consummated by March 15, 2006 (the “Termination Date”); provided, however, that (A) the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Merger to be consummated by such date and (B) the Termination Date for any termination pursuant to this Section 8.1(b)(ii) shall be extended by the number of days in excess of thirty (30) days that is required to obtain final SEC approval of the Proxy Statement (measured from the date of the first filing of the preliminary Proxy Statement with the SEC until the date the Proxy Statement is mailed to the Company’s stockholders), but not beyond April 15, 2006;

(c) By Parent if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of the Company set forth in this Agreement, which breach or inaccuracy has resulted or is reasonably likely to result in any condition set forth in Sections 7.1 or 7.2 not being satisfied (and such breach or inaccuracy has not been cured or such condition has not been satisfied within twenty (20) business days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied within such period);

(d) By the Company if there has been a breach of, or inaccuracy in, any representation, warranty, covenant or agreement of Parent or Sub set forth in this Agreement which breach or inaccuracy has resulted or is reasonably likely to result in any condition set forth in Section 7.1 or 7.3 not being satisfied (and such breach or inaccuracy has not been cured or such condition has not been satisfied within twenty (20) business days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied within such period);

(e) By Parent if (i) the Company Board of Directors (or any committee thereof) shall have (A) withdrawn, modified or changed its approval or recommendation of this Agreement or the Merger, or publicly announced its intention to do so, or failed to recommend this Agreement or the Merger, (B) approved or recommended to the Company’s stockholders any proposal other than by Parent or Sub in respect of any Acquisition Proposal, or entered into or publicly announced its intention to enter into any agreement or agreement in principle in respect to any Acquisition Proposal, (C) made a Subsequent Determination, (D) failed to recommend against a tender or exchange offer related to an Acquisition Proposal in any position taken pursuant to Rules 14d-9 and 14e-2 under the Exchange Act, or (E) failed to reconfirm a recommendation to adopt and approve this Agreement and the Merger within five (5) days after Parent requests in writing that it do so; or (ii) the Company shall have violated or breached any of its obligations under Section 5.2;

(f) By the Company, at any time prior to the Company Stockholder Approval, if (i) the Company Board of Directors has made a Subsequent Determination in accordance with clause (A) of the second sentence of Section 5.2(c), (ii) the Company Board of Directors approves, and the Company concurrently enters into, a definitive agreement providing for the implementation of a Superior Proposal and (iii) the Company pays the Parent the termination fee provided for in Section 8.2(d) concurrently with such termination and as a condition to such termination; or

(g) By either Parent or the Company, if upon a vote at a duly held meeting to obtain the Company Stockholder Approval at which a quorum is present, the Company Stockholder Approval is not obtained.

      8.2     Effect of Termination.
      (a) Any termination of this Agreement under Section 8.1 hereof will be effective immediately upon the delivery of a valid written notice of the terminating party to the other parties hereto and, if then due, payment of the termination fee required pursuant to Section 8.2(d). In the event of termination of this Agreement as provided in Section 8.1 hereof, this Agreement shall forthwith become null and void and be of no further force or effect, and there shall be no liability on the part of Parent, Sub or the Company (or any of their respective directors, officers, employees, stockholders, agents or representatives), except as set forth in the last sentence of Section 6.3, Section 8 and Section 9, each of which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing herein (except as set forth in Section 8.2(e)) shall relieve any party from liability for fraud or the willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.
      (b) If Parent terminates this Agreement pursuant to (x) Section 8.1(c) and the Company Stockholders Meeting has not been held as of the date of such termination or the Closing has not occurred because one or more of the conditions set forth in Section 7.2 have not been satisfied as of the date of such termination or (y) Section 8.1(g), then the Company shall promptly following such termination, upon written request from Parent and receipt of reasonable substantiation therefor, reimburse Parent for all external and third party fees and expenses (including the reasonable fees and expenses of the Operations Group and the Legal Group of Gores Technology Group, LLC to the extent that such expenses are reasonably comparable to an independent third party’s fees and expenses) incurred by Parent in connection with the transactions contemplated by this Agreement, including without limitation reasonable fees and expenses of Parent’s legal counsel, accountants and financial advisors, commitment fees paid or payable by Parent to potential financing sources, and fees and expenses of potential financing sources that Parent is required to pay or reimburse, in an amount not to exceed $3,000,000.
      (c) If Parent or the Company terminates this Agreement pursuant to Section 8.1(g), and (i) if prior to the to the Company Stockholders Meeting an Acquisition Proposal is publicly announced or is otherwise communicated to the Company’s Board of Directors, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to an

“Acquisition Proposal,” the Company shall pay to Parent a termination fee of $15,000,000 no later than two (2) business days after the execution of such definitive agreement, provided, that solely for purposes of this Section 8.2(c), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 5.2(a), except that all references to fifteen percent (15%) shall be changed to fifty percent (50%).
      (d) If Parent terminates this Agreement pursuant to Section 8.1(e) on or prior to January 31, 2006, the Company shall promptly pay Parent a termination fee of $10,000,000 and, if Parent terminates this Agreement pursuant to Section 8.1(e) after January 31, 2006, the Company shall promptly pay Parent a termination fee of $15,000,000. If the Company terminates this Agreement pursuant to Section 8.1(f) on or prior to January 31, 2006, the Company shall, concurrently with and as a condition to such termination, pay Parent a termination fee of $10,000,000. If the Company terminates this Agreement pursuant to Section 8.1(f) after January 31, 2006, the Company shall, concurrently with and as a condition to such termination, pay Parent a termination fee of $15,000,000.
      (e) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d) as a result of a breach by Parent or Sub (i) of its respective obligation to effect the Closing pursuant to Section 1.2 hereof and satisfy its obligations under Article II including depositing (or causing to be deposited) with the Paying Agent sufficient funds to make all payments pursuant to Section 2.2(b) after all conditions set forth in Section 7 capable of satisfaction prior to the Closing have been satisfied or waived or (ii) of any other agreement or covenant of Parent or Sub hereunder before all conditions set forth in Section 7 capable of satisfaction prior to the Closing have been satisfied or waived, then Parent shall pay to the Company a fee of $15,000,000, no later than two (2) business days after such termination by the Company, provided, however, that in the case of a breach described in clause (ii) above, if the Parent provides written notice to the Company within such two-business-day period that it waives any condition to closing to the extent the failure of such condition to be satisfied is caused by the Parent’s breach alleged by the Company, then notwithstanding the purported termination, the Company’s termination notice will be null and void, this Agreement will not terminate and Parent shall not be required to pay the fee which it would otherwise be obligated to pay pursuant to this Section 8.2(e).
      (f) The Company and the Parent each acknowledge that the agreements contained in Sections 8.2(b), (c), and (d) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent or the Company would not enter into this Agreement; accordingly, if the Company or Parent fails promptly to pay the amounts due pursuant to Sections 8.2(b), (c), or (d), respectively, and, in order to obtain such payment, the Company or Parent commences a suit which results in a final non-appealable judgment against the Parent or the Company, the Company or the Parent shall pay to Parent or the Company, as applicable, its reasonable attorneys’ fees and expenses actually incurred in connection with such suit, together with interest on the amount of the fee from the date such payment was required to be made until the date such payment is actually made.
      (g) Each of the Company and Parent (for itself and its affiliates) hereby agrees, that, upon any termination of this Agreement under circumstances where it is entitled to a termination fee and such termination fee is paid in full to the Company or Parent, except in the case of fraud or a willful and material breach by the Company or the Parent, as applicable, the Company or Parent and its affiliates shall be precluded from any other remedy against the Company or Parent and its affiliates, at law or in equity or otherwise, and neither the Company or Parent nor any of its affiliates may seek (and the Company or Parent shall cause its affiliates not to seek) to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or Parent or any of its respective directors, officers, employees, partners, managers, members, or stockholders in connection with this Agreement or the transactions contemplated hereby.
      8.3     Fees and Expenses. Except as otherwise expressly provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.
      8.4     Amendment. Subject to applicable Law and as otherwise provided in the Agreement, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors, but after the approval of this Agreement by the stockholders of the Company, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
      8.5     Waiver. At any time prior to the Effective Time, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto or (b) waive compliance with any of the agreements of any other party or any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit; provided, that any such extension or waiver shall be binding upon a party only if such extension or waiver is set forth in a writing executed by such party.
      Section 9     Miscellaneous
      9.1     No Survival. None of the representations and warranties contained herein shall survive the Effective Time.
      9.2     Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:
      (a) if to Parent or Sub, to:

Gores ENT Holdings, Inc.
ENT Acquisition Corp.
c/o The Gores Group
6260 Lookout Road
Boulder, Colorado 80301
Telephone: (303) 531-3100
Facsimile: (303) 531-3200
Attention: Chief Financial Officer

with copies to:

The Gores Group
10877 Wilshire Boulevard, 18th Floor
Los Angeles, California 90024
Telephone: (310 209-3010
Facsimile: (310) 443-2149
Attention: General Counsel

Bingham McCutchen LLP
600 Anton Blvd., 18th Floor
Costa Mesa, California 92626
Attn: James W. Loss, Esq.
Telephone: (714) 830-0600
Facsimile: (714) 830-0700
      (b) if to the Company, to:

Enterasys Networks, Inc.
50 Minuteman Road
Andover, MA 01810
Attn: General Counsel
Telephone: (978) 684-1000
Facsimile: (978) 684-1658

with a copy to:

Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Attn: David A. Fine, Esq.
Telephone: (617) 951-7473
Facsimile: (617) 951-7050
Any party may by notice given in accordance with this Section 9.2 to the other parties designate another address or person for receipt of notices hereunder.
      9.3     Entire Agreement. This Agreement, including the documents and instruments referred to herein, contains the entire agreement among the parties with respect to the Merger and related transactions, and supersedes all prior agreements, written or oral, among the parties with respect thereto, other than the Confidentiality Agreement, which shall survive execution of this Agreement and any termination of this Agreement.
      9.4     Governing Law. This Agreement and all actions arising under or in connection therewith shall be governed by the performance of the transactions contemplated herein and obligations of the parties hereunder will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of Law principles.
      9.5     Binding Effect; No Assignment; No Third-Party Beneficiaries.
      (a) This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that the Sub may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to (i) Parent, (ii) to Parent and one or more wholly-owned subsidiaries of Parent, or (iii) to one or more wholly-owned subsidiaries of Parent (each, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
      (b) Other than Sections 5.4 and 6.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than Parent, Sub and the Company and their respective successors and permitted assigns any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
      9.6     Section Headings. The headings of Sections in this Agreement are provided for convenience only and shall not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement.
      9.7     Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Facsimile signatures shall be acceptable and binding.
      9.8     Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.
      9.9     Submission to Jurisdiction; Waiver. Each of the Company, Parent and Sub irrevocably submits to the jurisdiction of any Delaware state court or any federal court sitting in the State of Delaware in any action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such action may be heard and determined in such Delaware state or federal court. Each of the Company, Parent and Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Company, Parent and Sub waives, to the fullest extent permitted by applicable Laws, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement.
      9.10     Enforcement. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to other remedies, any other party shall be entitled to an injunction (without posting a bond or other undertaking) restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law.
      9.11     Rules of Construction; Certain Definitions.
      (a) All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefor, waive the application of any law, regulation, holding or ruling of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
      (b) For purposes of this Agreement, the term “Governmental Entity” shall mean any court, nation, government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial regulatory or administrative functions of, or pertaining to, government.
      (c) For purposes of this Agreement, the term “person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
      9.12     No Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.
      9.13     Assumption of Andover Lease. Effective at the Effective Time, the Surviving Corporation hereby unconditionally assumes the sublease, dated as of June 4, 1998, by and between Picturetel Corporation and the Company or a Company Subsidiary (originally entered into by Cabletron Systems Sales & Service, Inc., then a wholly owned subsidiary of the Company), and all of the Liabilities (as defined in the Sublease) of the Company and the Company Subsidiaries thereunder.
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      IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger as of the date first stated above.

ENTERASYS NETWORKS, INC.

By:	/s/ MARK ASLETT

Name: Mark Aslett
Title: Chief Executive Officer

GORES ENT HOLDINGS, INC.

By:	/s/ ALEC E. GORES

Name: Alec E. Gores
Title: Chairman

ENT ACQUISITION CORP.

By:	/s/ BRENT BRADLEY

Name: Brent Bradley
Title: Vice President